Exhibit 99.1

Woodside Energy Group Ltd

ACN 004 898 962

Mia Yellagonga

11 Mount Street

Perth WA 6000

Australia

T +61 8 9348 4000

www.woodside.com

ASX: WDS

NYSE: WDS

LSE: WDS

Announcement

Tuesday, 22 August 2023

HALF-YEAR REPORT FOR PERIOD ENDED 30 JUNE 2023

Safety performance

•	There was a fatality in June 2023 at the North Rankin Complex. Woodside’s investigation is ongoing. Immediate actions have been implemented and preliminary lessons shared with industry

Financial highlights for H1 2023

•	Record H1 net profit after tax of US$1,740 million

•	Underlying net profit after tax of US$1,896 million

•	Positive free cash flow of US$294 million

•	Record Australian tax and royalty payments of A$3,654 million

•	Liquidity of US$7,509 million

•	Declared an interim dividend of 80 US cents per share, representing a half-year annualised dividend yield of 6.9%[1]

Operational highlights

•	Delivered record H1 production of 91.3 MMboe

•	Achieved first production at the Mad Dog Phase 2 Argos platform in April 2023

•	Completed major turnaround at Pluto LNG on schedule

Business highlights

•	The Scarborough development was 38% complete; the floating production unit (FPU) topsides and pipeline fabrication and Pluto Train 2 module fabrication and foundation site works progressed

•

Agreed to sell a 10% interest in the Scarborough Joint Venture to LJ Scarborough Pty Ltd (LNG Japan) and established a broader strategic relationship which includes potential LNG offtake and collaboration on global opportunities in new energy[2]

•

The Sangomar project was 88% complete; 12 of 23 wells were drilled and completed and the floating production storage and offloading (FPSO) topsides integration and pre-commissioning works continued in Singapore

•	Approved a final investment decision (FID) on the Trion project. The development remains subject to regulatory approval of the field development plan (FDP)

•	Approved a FID on the Julimar-Brunello Phase 3 project

[1]	Calculated based on Woodside’s closing share price on 30 June 2023 of A$34.44 and a US$:A$ exchange rate of 0.67.
[2]	Announced 8 August 2023. LJ Scarborough Pty Ltd is currently a wholly owned subsidiary of LNG Japan Corporation, which is a 50:50 joint venture between Sumitomo Corporation and Sojitz Corporation.

Woodside Energy Group Ltd | Half-Year Report 2023	1

New energy & carbon highlights

•	Progressed key project activities for H2OK to support targeted FID readiness in 2023

•	Progressed development of the solar generation, battery energy storage and transmission infrastructure required for the Woodside Solar project in support of targeted FID readiness in 2023

•	Awarded contract for the engineering and fabrication of the hydrogen production equipment for Hydrogen Refueller @H2Perth

•	Progressed front-end engineering design (FEED) work on Phase 1 of the South East Australia Carbon Capture and Storage (SEA CCS) project

Summary

Woodside recorded a half-year net profit after tax (NPAT) of US$1,740 million. Underlying NPAT was US$1,896 million, up 4% on the corresponding period in 2022, reflecting a full period of results with Woodside’s expanded operations portfolio. Operating revenue rose 27% period-on-period to US$7,400 million.

The Directors have declared an interim dividend of 80 US cents per share (cps), representing an approximately 80% payout of underlying NPAT.

Woodside CEO Meg O’Neill said the tragic death of a contractor employee at the North Rankin Complex in early June overshadowed a strong financial and underlying operational performance in the first half of the year.

“The loss of our colleague was a tragedy for his family and friends and has had an emotional impact on everyone at Woodside. Investigations into the incident by Western Australian Police and the National Offshore Petroleum Safety and Environmental Management Authority (NOPSEMA) are ongoing, as are Woodside’s internal investigations.

“We have implemented changes to our operational practices based on the preliminary findings of those investigations and shared our learnings with the broader industry via the Safer Together collaboration hub.

“Woodside’s safety performance over the past two years has been below the standard we set for ourselves. We know we must do better and are resolved to strive for a return to leading safety performance.

“Our strong financial performance and our focus on disciplined capital management has enabled us to maintain our interim dividend payout ratio through the cycle.

“Woodside’s gearing remained low at 8.2% at the end of the first half. Our active management of the debt portfolio positions Woodside’s balance sheet well as we invest in future production.

“Woodside also continues to make a significant contribution to the economic prosperity of the communities where we operate. Woodside’s total tax and royalty payments to state and federal governments in Australia in the first half was A$3,654 million.

“Production for the first half was a record at 91.3 million barrels of oil equivalent. The Pluto LNG facility delivered an outstanding 99.9% reliability rate in the five months prior to the planned maintenance turnaround, which was completed on schedule.

“First production was achieved at the Argos platform at Mad Dog Phase 2 in the Gulf of Mexico and we expect output from the facility to ramp up over the remainder of the year.

“During the half a successful appraisal well was drilled in the southwest portion of the Mad Dog field in the Gulf of Mexico and a multi well tie back to Argos is being evaluated.

“In June, Woodside took a FID on the Trion oil development offshore Mexico. The development leverages our proven expertise in deepwater project execution and is expected to deliver strong returns to Woodside shareholders as well as economic and social benefits to Mexico.

“Following FID, Woodside executed a contract with South Korea’s Hyundai Heavy Industries for the construction of the Trion floating production unit. We are looking forward to the approval of the Trion field development plan, expected to be announced by the Mexican regulator in the second half of the year.

Woodside Energy Group Ltd | Half-Year Report 2023	2

“We also took FID during the period at Julimar-Brunello Phase 3, a new source of gas for the non-operated Wheatstone facility in Western Australia.

“Work on the Scarborough and Pluto Train 2 project progressed well during the first half. Following acceptance of the Scarborough Trunkline Installation (State Waters) Environmental Plan in April, shore crossing preparations at Pluto commenced and are now nearing completion.

“Two significant milestones were achieved for Scarborough subsequent to the end of the half, with NOPSEMA approving the Environmental Plan for the marine seismic survey and the announcement of the sale of a 10% interest in the offshore joint venture to LNG Japan. The new strategic relationship with LNG Japan also includes the potential for LNG offtake and collaboration on opportunities in new energy.

“While identification of the need for remedial work on the Sangomar floating production and offloading facility was disappointing, we are confident that undertaking the rectifications in the shipyard in Singapore will facilitate a safe and efficient start-up to allow first oil in mid-2024.

“Progress has also been made on our proposed new energy projects. Woodside is actively marketing hydrogen offtake from our proposed H2OK liquid hydrogen project in Oklahoma, in support of our target of being ready to take a FID before year-end.

“In Australia we are aiming to be ready to take FID in the second half of 2023 on the Woodside Solar project, which is expected to supply around 50 MW of energy to Pluto LNG.

“During the half Woodside demonstrated its commitment to providing energy security to Australia’s domestic gas markets, executing several agreements for the total supply of around 120 petajoules of pipeline gas to retailers and industrial users in both the eastern states and Western Australia. Delivery of this gas is expected to take place over the period from end-2023 to 2026,” she said.

Woodside Energy Group Ltd | Half-Year Report 2023	3

Financial summary

Key metrics

				H1 2023	H1 2022[3]	Change %
Operating revenue	$	million		7,400	5,810	27%
EBITDA excluding impairment[4]	$	million		4,888	3,971	23%
EBIT[4]	$	million		2,791	2,982	(6%)
Net profit after tax (NPAT)[5],[6]	$	million		1,740	1,640	6%
Underlying NPAT[4]	$	million		1,896	1,819	4%
Net cash from operating activities[7]	$	million		2,931	2,506	17%
Investment expenditure4,[8],[9]	$	million		2,818	1,550	82%
Capital expenditure4,8,[10]	$	million		2,631	1,509	74%
Exploration expenditure[4,9]	$	million		187	41	356%
Free cash flow4,7,[11]	$	million		294	2,551	(88%)
Dividends distributed	$	million		1,519	1,018	49%
Interim dividend declared		US cps		80	109	(27%)

Key ratios
Earnings		US cps		91.7	145.5	(37%)
Gearing[4]			%	8.2	6.8	21%

Production[12]
Gas		MMboe		63.5	41.9	52%
Liquids		MMboe		27.8	13.0	114%

Total		MMboe		91.3	54.9	66%

Gas		MMboe		72.0	47.8	51%
Liquids		MMboe		26.8	11.8	127%

Total		MMboe		98.8	59.6	66%

Appendix 4D

Results for announcement to the market

More information is available on page 45

				US$ million
Revenue from ordinary activities	Increased	27%[13]	to	7,400
Profit from ordinary activities after tax attributable to members	Increased	6%[13]	to	1,740
Net profit for the period attributable to members	Increased	6%[13]	to	1,740
Interim dividend – fully franked	80 US cps H1 2023
Record date for determining entitlements to the dividend	1 September 2023

[3]	Throughout this report, H1 2022 reflects the performance of the interests acquired as part of the merger with BHP’s Petroleum business from 1 June 2022.
[4]

This is an alternative performance measure (APM) which is a non-IFRS measure that is unaudited. Woodside believes this non-IFRS measure provides useful performance information, however it should not be considered as an indication of, or as a substitute for, statutory measures as an indicator of actual operating performance (such as net profit after tax or net cash from operating activities) or any other measure of financial performance or position presented in accordance with IFRS. Refer to Alternative Performance Measures for a reconciliation for these measures to Woodside’s financial statements on pages 51-52 and Non-IFRS Measures on page 56 for more information about non-IFRS measures.

[5]	Net profit after tax attributable to equity holders of the parent.
[6]

The global operations effective income tax rate (EITR) is 13.9%. As a result of the final investment decision to develop the Trion resource in 2023, the Group has recognised deferred tax assets of $319 million, resulting in a reduction of the global EITR from 29.6% to 13.9%. The EITR is calculated as the Group’s income tax expense divided by profit before income tax. EITR for H1 2022 is 32.9%.

[7]

H1 2022 comparative has been restated due to the reclassification of purchases of shares and payments relating to employee share plans from cash flows from financing activities to cash flows from operating activities.

[8]	Excludes the effect of Global Infrastructure Partners’ (GIP) additional contribution to Pluto Train 2.
[9]	Excludes prior period expenditure written off and permit amortisation and includes evaluation expense.
[10]	Excludes exploration capitalised.
[11]	Cash flow from operating activities less cash flow from investing activities. Free cash flow of $294 million includes the impact of collateral receipts of $332 million against hedging activities.
[12]	Includes production of 90.8 MMboe from Woodside reserves and 0.5 MMboe primarily from feed gas purchased from Pluto non-operating participants processed through the Pluto-KGP Interconnector.
[13]	Comparisons are to half-year ended 30 June 2022.

Woodside Energy Group Ltd | Half-Year Report 2023	4

Net profit after tax reconciliation

The following table summarises the variance between the H1 2022 and H1 2023 results for the contribution of each line item to NPAT.

2022 H1 reported NPAT	$1,640 million
Sales revenue – volume from former BHPP assets	+$2,532 million	Additional five months of contribution from former BHPP assets
Sales revenue – price	-$878 million	Lower realised prices across various price markers
Sales revenue – volume other	-$64 million	Reduction primarily due to the planned major turnarounds
Cost of production	-$500 million	Increase primarily driven by additional five months of contribution from former BHPP assets
Oil and gas properties depreciation and amortisation	-$1,020 million	Increase primarily driven by additional five months of contribution from former BHPP assets
Other cost of sales	-$114 million	Increase driven by the derecognition and unwind of the Corpus Christi onerous contract provision in H1 2022
Other income	-$364 million	Decrease driven by the gain on Pluto Train 2 sell-down recognised in H1 2022
General, administrative and other costs	+$305 million	Decrease primarily driven by merger transaction costs recognised in H1 2022
Impairment losses	-$68 million	Recognition of impairment loss due to the reduction in future Pyrenees production volumes
Income tax and PRRT expense	+$186 million	Decrease primarily driven by recognition of the Trion deferred tax asset (DTA) offset by the derecognition of the Pluto PRRT DTA
Other expenses	+85 million
2023 H1 reported NPAT	$1,740 million
2023 H1 NPAT adjustments	+$156 million	Adjustment for derecognition of Pluto PRRT DTA, the recognition of the Pyrenees impairment loss and the recognition of the Trion DTA
2023 H1 underlying NPAT	$1,896 million

Woodside Energy Group Ltd | Half-Year Report 2023	5

Capital management

Interim dividend and dividend reinvestment plan

A 2023 interim fully franked dividend of 80 US cents per share (cps) has been declared. The total amount of the interim dividend payment is $1,519 million which represents approximately 80% of underlying NPAT for the first half of 2023, reflecting Woodside’s strong operational performance.14

The dividend reinvestment plan (DRP) was suspended on 27 February 2023.

Liquidity and debt service

During the half, Woodside generated $2,931 million of cash flow from operating activities and delivered positive free cash flow of $294 million.14,15

Woodside maintained its standby debt facilities at $4,050 million. Liquidity at the end of the period was $7,509 million and Woodside’s drawn debt at the end of the period was $5,109 million. Net debt at the end of the period increased 35% to $3,220 million, in line with planned capital expenditure.14

Woodside will continue to actively manage its debt portfolio throughout 2023.

Balance Sheet

Woodside’s commitment to an investment grade credit rating remains unchanged and supports Woodside’s aim of providing sustainable returns to shareholders and investing in future growth opportunities, in accordance with the capital allocation framework.

Woodside’s gearing at the end of 2022 was 1.6%, which is below our target range of 10% to 20%. The reduced cashflows driven by lower realised price, payments for capital and exploration expenditure, tax payments as well as the 2022 final dividend payment resulted in Woodside’s gearing increasing to 8.2% at the end of H1 2023.

A low level of net debt positions Woodside’s balance sheet for its expected future capital expenditure. As a result, Woodside’s gearing may at times fall outside the target range of 10% to 20% as the balance sheet is managed through the investment cycle.14

Commodity price risk management

Woodside hedges to protect the balance sheet against downside commodity price risk, particularly during periods of high capital expenditure.

As at 30 June 2023, Woodside has placed oil price hedges for:

•	approximately 21.8 MMboe of 2023 production at an average price of $74.5 per barrel of which approximately 11.2 MMboe has been delivered

•	a further 6.2 MMboe of 2024 production at an average price of approximately $75.2 per barrel.

Subsequent to the period, Woodside placed oil price hedges on a further 23.1 MMboe of 2024 production and has now hedged approximately 29.3 MMboe of 2024 production at an average price of approximately $75.7 per barrel.

Woodside has also placed a number of hedges for Corpus Christi LNG volumes to protect against downside pricing risk. These hedges are Henry Hub and Title Transfer Facility (TTF) commodity swaps. Approximately 81% of Corpus Christi volumes for the remainder of 2023 and approximately 29% of 2024 volumes have reduced pricing risk as a result of hedging activities.

[14]

These are non-IFRS measures. Refer to Alternative Performance Measures for a reconciliation for these measures to Woodside’s financial statements on pages 51-52 and Non-IFRS Measures on page 56 for more information about non-IFRS measures.

[15]	Cash flow from operating activities less cash flow from investing activities. Free cash flow of $294 million includes the impact of collateral payments of $332 million against hedging activities.

Woodside Energy Group Ltd | Half-Year Report 2023	6

Operations

Pluto LNG

Pluto LNG is a gas processing facility in the Pilbara region of Western Australia, comprising an offshore platform and one onshore LNG processing train.

Woodside’s share of Pluto production in the first half of 2023 was 23.5 MMboe. This was a 3% decrease compared to the first half of 2022 due to planned turnaround activities. Sustained high reliability of 99.9% in the five months prior to the planned turnaround and the delivery of Pluto gas through the Pluto-Karratha Gas Plant (KGP) Interconnector (Interconnector) contributed to the strong overall production performance.

Woodside successfully completed a major turnaround on the onshore and offshore facilities, executing essential maintenance scopes to support continued safe, reliable and efficient production. The major turnaround included the installation of infrastructure to enable processing of Scarborough gas and tie-ins for Pluto Train 2.

Woodside is pursuing the opportunity to reduce Scope 1 greenhouse gas emissions at Pluto LNG by utilising solar energy from the proposed Woodside Solar project. The major turnaround included installation of additional electrical tie-in points for potential carbon-to-products value streams and for the importation of solar energy from Woodside Solar.

The Pluto Remote Operations Centre in Perth became fully operational in June 2023 with day-to-day operations of Pluto LNG now being undertaken remotely by our Perth-based team.

Woodside is operator and holds a 90% participating interest.

North West Shelf Project

The North West Shelf Project (NWS) consists of three offshore platforms and the onshore Karratha Gas Plant, which includes five onshore LNG processing trains. It produces LNG, condensate, pipeline gas and natural gas liquids (NGLs).

Woodside’s share of production in the first half of 2023 was 22.7 MMboe. This was a 73% increase compared to the first half of 2022 due to the increase of Woodside’s equity share following completion of the merger in June 2022. Gas processing operations through the Interconnector continued with 5.4 MMboe of Pluto gas processed in H1 2023.

KGP is expected to have increased ullage in 2024 due to a combination of natural field decline and limited third-party gas processing demand. To reduce operating costs, NWS is assessing taking one LNG train offline. Discussions continue between NWS and other resources owners for the processing of third-party gas and NWS continues to evaluate infill and nearfield opportunities to utilise ullage at KGP.

NWS is on track to receive Waitsia gas for processing.

The Browse and NWS joint ventures are progressing negotiation of key commercial terms in support of the Browse to NWS development concept. Browse is a large backfill opportunity to fill long-term NWS ullage due to the quantity and the compatibility of the gas resource with the KGP facilities.

The NWS Project Extension proposal remains subject to an ongoing WA statutory appeals process. The proposal supports the long-term operations and future processing of third-party gas resources. The Commonwealth Environment Protection and Biodiversity Conservation Act (EPBC) assessment remains paused until the appeals process is completed. Engagement with the Commonwealth regulator continues.

Woodside is operator and holds a 33.33% participating interest.16

Wheatstone and Julimar-Brunello

Wheatstone is an LNG processing facility near Onslow, Western Australia, comprising an offshore production platform and two onshore LNG production trains. It processes gas from several offshore gas fields including Julimar and Brunello.

[16]

The North West Shelf consists of a number of active joint ventures. Woodside’s participating interest is 33.33% in all of these apart from the joint ventures with CNOOC. Woodside’s participating interest in the CLNG JV is 25% and in the Extended Interest JVs is 31.567%.

Woodside Energy Group Ltd | Half-Year Report 2023	7

Woodside’s share of Wheatstone production in the first half of 2023 was 6.6 MMboe. This was a 27% increase compared to the first half of 2022, which was impacted by a major facility turnaround.

The FID on Julimar-Brunello Phase 3 was approved in April 2023. The project involves the drilling of up to four development wells tied-back from the Julimar field to the existing Julimar field production system.

Woodside is operator and holds a 65% participating interest in the Julimar-Brunello fields. Woodside holds a 13% non-operating interest in the Wheatstone project.

Bass Strait

The Bass Strait is located in the south-east of Australia and produces oil and gas through a network of offshore platforms, pipelines and onshore processing facilities. The Bass Strait assets include the Gippsland Basin Joint Venture (GBJV) and Kipper Unit Joint Venture (KUJV). Kipper Unit production is processed by the GBJV under a processing agreement.

Woodside’s share of production from the Bass Strait was 10.9 MMboe in H1 2023, an increase from 3.3 MMboe in H1 2022.17 All gas produced by the GBJV is supplied into the eastern Australian domestic gas market, supporting Australia’s energy needs.

The GBJV continued significant decommissioning activity through the period, permanently plugging 10 wells on the Flounder platform and removing conductors of 31 wells on the Fortescue platform. The GBJV also executed an agreement to charter a fourth semi-submersible vessel to support decommissioning activities from the end of 2023.

Woodside holds a 50% non-operating interest in the GBJV and a 32.5% non-operating interest in the KUJV.

Other Australian oil and gas assets

Woodside operates three floating production storage and offloading (FPSO) facilities off the north-west coast of Western Australia. These are the Okha FPSO (Woodside interest: 50%), Ngujima-Yin FPSO (Woodside interest: 60%) and Pyrenees FPSO (Woodside interest: 40% in WA-43-L and 71.4% in WA-42-L).

Woodside’s share of production from the FPSO assets was 3.1 MMboe in H1 2023. This was a 35% decrease from H1 2022 primarily due to the planned five-yearly Ngujima-Yin FPSO maintenance turnaround performed in Singapore. Production on Ngujima-Yin recommenced in July 2023.

Macedon (Woodside interest: 71.4%), also operated by Woodside, is a gas project located near Onslow, Western Australia which produces pipeline gas for the Western Australian domestic gas market.

Woodside’s share of production from Macedon was 4.1 MMboe, up from 0.7 MMboe in H1 2022.17 The Macedon facility delivered approximately 17% of the Western Australian domestic gas market supply in H1 2023.

Gulf of Mexico

Woodside interests in the US Gulf of Mexico includes the conventional oil and gas developments of the Shenzi tension leg platform (TLP) (operated; Woodside interest: 72%), Atlantis floating production unit (FPU) (non-operated; Woodside interest: 44%), and Mad Dog A-spar and Argos FPU (non-operated; Woodside interest: 23.9%).

Woodside’s share of production from the Gulf of Mexico assets was 14.8 MMboe in H1 2023.

First production was successfully achieved in April 2023 at the Argos platform for Mad Dog Phase 2, a development on the southern flank of the Mad Dog field. Production ramp-up is expected to continue through 2023.

A successful appraisal well, SWX4, was drilled in the south-west part of the Mad Dog field. An extension of the current development through a multi-well tie-back to Argos is being evaluated.

Both wells were completed on Shenzi North, a two-well subsea tieback to the Shenzi TLP. Subsea activities are ongoing with one of three campaigns complete, installing manifolds and high-integrity pressure protection system packages. The project is ahead of the original 2024 target schedule and is now expecting first oil in 2023.

[17]	The increase in production is driven by an additional five months of contributions from the former BHPP assets.

Woodside Energy Group Ltd | Half-Year Report 2023	8

Greater Angostura

Greater Angostura includes the Angostura and Ruby conventional oil and gas fields, located offshore Trinidad and Tobago. The development includes an offshore central processing facility and five well head platforms.

Woodside continues to pursue opportunities to maximise value and safely optimise production and operating cost. Woodside’s share of production from Greater Angostura was 5.6 MMboe in H1 2023.

Woodside is operator of both fields and holds a 45% participating interest in the Angostura field and a 68.5% participating interest in the Ruby field.

Decommissioning

The Enfield plug and abandonment campaign continued with eight wells permanently plugged. As at the end of the period, the plugging of 13 of 18 wells and removal of 16 of 18 xmas trees have been completed.

Preparations for the planned removal of the Nganhurra riser turret mooring (RTM) in Q4 2023 remain on track, with the Nganhurra RTM decommissioning environmental plan being accepted by the regulator in late July 2023.

Woodside has awarded several major contracts for the decommissioning of subsea infrastructure at the Enfield, Griffin (including the RTM), Stybarrow (including the Disconnectable Turret Mooring) and Echo Yodel oil and gas fields offshore Western Australia. Award of these contracts support commencement of major offshore activities in Q4 2023.

Marketing and Trading

A long-term gas sale and purchase agreement (GSPA) with Perdaman Chemicals and Fertiliser Pty Ltd became unconditional in April 2023. Supply under the GSPA is for approximately 130 terajoules per day of gas over a term of 20 years, commencing upon commissioning of the plant expected in 2026 or 2027.

Woodside executed several natural gas sale agreements for the combined supply of approximately 120 petajoules of pipeline gas, to both eastern and Western Australian domestic customers including retailers and commercial and industrial users. Delivery is expected to take place from Q4 2023 to 2026.

In July 2023, the mandatory Gas Code of Conduct (the Code) which applies to Australia’s east coast gas market commenced. The Code was introduced by the Australian Government following consultation with stakeholders. Woodside is working to ensure it satisfies its compliance obligations under the code.

In August 2023, Woodside and LNG Japan Corporation entered into a non-binding heads of agreement for the sale and purchase of 12 LNG cargoes per year (approximately 0.9 million tonnes per annum) for ten years commencing in 2026. This agreement is part of a broader strategic relationship with LNG Japan and its parent entities which includes the sale of a 10% interest in Scarborough and collaboration on opportunities in new energy.

Projects

Scarborough

The Scarborough gas field is located in the Carnarvon Basin, approximately 375 km off the coast of Western Australia. The development includes installation of a FPU with eight wells drilled in the initial phase and 13 wells drilled over the life of the Scarborough field.

Expansion of Pluto LNG includes the construction of a second LNG train (Pluto Train 2), installation of additional domestic gas processing facilities and supporting infrastructure, and modifications to Pluto Train 1 to allow it to process Scarborough gas.

The Scarborough upstream pipeline manufacturing was completed in H1 2023, with insulation coating work continuing in Indonesia. Fabrication of the FPU topsides and hull continued to progress.

Following acceptance of the Scarborough Trunkline Installation (State Waters) Environmental Plan in April 2023, shore crossing preparations at Pluto commenced and are nearing completion. Subsea flowline fabrication also continued in preparation for reeling.

Woodside Energy Group Ltd | Half-Year Report 2023	9

The National Offshore Petroleum Safety and Environmental Management Authority (NOPSEMA) accepted the Marine Seismic Survey Environment Plan in July 2023, subject to conditions. Engagement with NOPSEMA continued regarding the remaining Commonwealth Environment Plans.

Pluto Train 2 module fabrication and foundation site works progressed and the construction accommodation village was completed and is now fully available for use.

Pluto Train 1 modifications pre-execution phase activities progressed with design activities and market engagement for long-lead items procurement underway.

In August 2023, Woodside entered into a sale and purchase agreement with LNG Japan for the sale of a 10% non-operating participating interest in the Scarborough Joint Venture (the Transaction).18 The purchase price is US$500 million, subject to adjustments. LNG Japan will also reimburse Woodside for its share of expenditure for the Scarborough project from 1 January 2022, the effective date of the Transaction. On completion of the Transaction, expected in the first quarter of 2024, the estimated total consideration comprising the purchase price, reimbursed expenditure and escalation is approximately US$880 million. On completion, Woodside will hold a 90% interest in the Scarborough Joint Venture and remain as operator.

Woodside is targeting first LNG cargo in 2026.

Woodside is operator and has a 100% participating interest in Scarborough and a 51% participating interest in Pluto Train 2.

Sangomar Field Development Phase 1

The Sangomar Field Development Phase 1 is Senegal’s first offshore oil project and includes a stand-alone FPSO and supporting subsea infrastructure. It is designed to allow the tie-in of subsequent phases.

During the first half of 2023, FPSO topside integration and pre-commissioning work progressed at the Keppel Shipyard in Singapore.

In Senegal, the subsea installation campaign progressed, with installation 76% complete and the overall subsea work scope 95% complete at the end of the period. Installation and testing of the rigid flowlines, totalling 101 km in length, were successfully and safely completed.

The drilling and completions campaign involves the drilling of 23 production, gas and water injection wells. At the end of June 2023, 12 wells were complete and 11 further wells were partially complete.

In May 2023, the Sangomar Joint Venture approved the drilling of an additional well to optimise field recovery. The drilling is expected to be completed by the Ocean BlackRhino while the drillship is offshore Senegal completing the Sangomar Field Development Phase 1 drilling.

Woodside is targeting first oil in mid-2024.

Woodside is operator and has an 82% participating interest in the project.

Trion

Trion is an oil field located approximately 180 km off the Mexican coastline and 30 km south of the US/Mexico maritime boarder. The Trion project includes a semi-submersible FPU capable of producing and transferring 100,000 barrels of oil per day to a floating storage and offloading (FSO) vessel. Oil from the FSO is expected to be exported to the market, with excess gas transferred to existing offshore gas export infrastructure. Key technical, commercial, and regulatory activities progressed in the first half of 2023 and Woodside made a FID on the development in June 2023. Woodside’s net equity Scope 1 and Scope 2 emissions reduction targets remain unchanged by this decision.19,20

[18]	LJ Scarborough Pty Ltd (LNG Japan) is currently a wholly owned subsidiary of LNG Japan Corporation, which is a 50:50 joint venture between Sumitomo Corporation and Sojitz corporation.
[19]

Woodside’s net equity Scope 1 and Scope 2 greenhouse gas emissions reduction targets are for net equity Scope 1 and 2 GHG emissions, with a targeted reduction of 15% by 2025 and 30% by 2030, and an aspiration of net zero by 2050. The net emissions reduction targets are relative to a starting base representative of the gross annual average equity Scope 1 and 2 GHG emissions over 2016-2020 and may be adjusted (up or down) for potential equity changes in producing or sanctioned assets with a final investment decision prior to 2021. Refer to the Glossary and Woodside’s Climate Report 2022 for further information on the way in which Woodside defines and calculates greenhouse gas emissions.

[20]

Emissions resulting from Trion are subject to Woodside’s net equity Scope 1 and 2 greenhouse gas emissions reduction target and its net zero aspiration. These emissions will be managed in accordance with Woodside’s decarbonisation strategy using the plans and practices disclosed in Woodside’s Climate Report 2022. See sections 3.5 and 3.6 of Woodside’s Climate Report 2022 for further information.

Woodside Energy Group Ltd | Half-Year Report 2023	10

Long-lead items were placed on order for topsides rotating equipment and key manufacturing slots. Early engineering was initiated with the nominated FPU engineering subcontractors in May 2023 and the FPU engineering, procurement and construction contract was executed with Hyundai Heavy Industries in June 2023. The FPU will be constructed in the Republic of Korea.

Subsequent to the period, the rig contract was awarded and the FPU and FSO installation contract was awarded. The remaining major contracts will continue to be executed progressively.

The field development plan (FDP) was approved by the Trion Joint Venture in June 2023 and has been submitted to the regulator. The FDP is under review by the regulator and approval is expected in the second half of 2023.

Woodside is targeting first oil in 2028.

Woodside is operator and has a 60% participating interest in the project.

Exploration and Development

Browse

The Browse development comprises the Calliance, Brecknock and Torosa gas and condensate fields located approximately 425 km north of Broome, Western Australia.

The CCS infrastructure to abate Browse reservoir CO2 has been incorporated into the development concept and regulatory approval processes are ongoing.

Commercial discussions continue between the Browse and NWS joint ventures to support the processing of Browse resources through the NWS Project’s Karratha Gas Plant.

We continue to engage the regulator on environmental approvals.

Woodside is operator and holds a 30.6% participating interest.

Calypso

Calypso is located approximately 220 km off the coast of Trinidad in 2,100m water depth. The resource comprises several gas discoveries in Block 23(a) and Block TTDAA 14. The development is located in a region with existing infrastructure and a favourable demand outlook.

In the half, Woodside completed conceptual studies to select an infield host as the preferred development concept. Pre-FEED engineering is expected to commence in the second half of 2023 to mature the definition of the concept.

Marketing and commercial discussions continue with key stakeholders to evaluate options to monetise the resource.

Woodside is operator and holds a 70% participating interest.

Sunrise

The Sunrise development comprises the Sunrise and Troubadour gas and condensate fields which are located approximately 450 km north-west of Darwin and 150 km south of Timor-Leste.

The Sunrise Joint Venture participants continue to engage the Australian and Timor-Leste Governments on a new Greater Sunrise Production Sharing Contract (PSC), which is required under the Maritime Boundary Treaty between Timor-Leste and Australia. The Sunrise Joint Venture also announced a commitment to undertake a concept select study program for the development of the Greater Sunrise fields in parallel with the ongoing PSC discussions.

Woodside is operator and holds a 33.44% participating interest.

Exploration

Woodside continued to build its position in the US Gulf of Mexico, acquiring five leases (four operated and one non-operated) in lease sale 259. Woodside also acquired a 44% working interest in two leases in Green Canyon and spudded the Spinel well with co-owner and operator BP in early June 2023.

Woodside is planning to spud the Gemtree exploration well in the second half of 2023. Gemtree is a potential tie back to Wheatstone via Julimar Brunello.

Woodside Energy Group Ltd | Half-Year Report 2023	11

The Egyptian regulator approved Woodside’s acquisition of a 27% interest in two non-operated blocks in the Herodotus Basin. Subsequent to the period, Woodside and the co-owners elected to enter the second exploration phase for one of the blocks.

In March, Woodside signed an option agreement to acquire at least a 56% interest in Petroleum Exploration License 87, located offshore Namibia in the Orange Basin. Seismic acquisition was completed in May 2023 and a decision on exercising the option to enter will follow evaluation of seismic data.

Woodside also continued to optimise its exploration portfolio, exiting blocks that are no longer considered prospective. This included a decision to exit Block 5 in deepwater Trinidad & Tobago and completing formal exit activities in Canada, Republic of Korea and Myanmar Block A-6.

New energy and carbon solutions

Woodside’s new energy strategy is centred on building relationships across the value chain and developing profitable solutions to meet customer requirements that have the ability to scale to match the pace of the energy transition.21 We are working with customers to develop demand for new sources of energy, while leveraging our competitive advantage as a safe and reliable producer and supplier of energy to customers across the globe.

New energy collaboration

As part of its strategic collaboration with LNG Japan, Woodside entered into non-binding agreements to collaborate with Sumitomo Corporation and Sojitz Corporation on global opportunities in new energy which could include ammonia, hydrogen, carbon capture and storage (CCS) and carbon management technology.

H2OK

H2OK is a proposed liquid hydrogen project to be located in Ardmore, Oklahoma with an expected capacity of 60 tonnes per day (tpd) of liquid hydrogen produced through electrolysis. The project is initially targeting the supply of hydrogen to the heavy transport sector.

Woodside has progressed contracting activities for the plant construction scope and other schedule critical packages. In May 2023, Woodside purchased 94 acres of land in the Westport Industrial Park in Ardmore, Oklahoma, for the proposed H2OK facility.

Woodside is actively marketing hydrogen offtake and is advancing a number of agreements in support of FID readiness in 2023.

Woodside is operator and holds a 100% participating interest.

H2Perth

H2Perth is a proposed hydrogen and ammonia production facility to be located in Perth, Western Australia. Phase 1 of the project is targeting up to 2,700 tpd of ammonia produced through gas reforming and electrolysis. It is targeting supply to local industry and international users. Subsequent phases have the potential to expand to 8,900 tpd by increasing the electrolysis component.

Woodside submitted primary environmental approval application documents to both the Commonwealth and Western Australian regulators in May 2023.

Woodside is operator and holds a 100% participating interest.

Hydrogen Refueller @H2Perth

The Hydrogen Refueller @H2Perth is a proposed self-contained hydrogen production, storage and refuelling facility, to be built on approximately 1.5 ha of industrial land adjacent to Woodside’s proposed H2Perth project. Woodside is targeting production at the Refueller of 0.2 tpd of gaseous hydrogen, with the potential to scale up to a targeted 1.0 tpd. Woodside is targeting the supply of hydrogen to Western Australian industrial and public customers.

In H1 2023, Woodside awarded a contract for the engineering and fabrication of the hydrogen production equipment and submitted primary Western Australian environmental approval documents. Woodside also executed an agreement with the State of Western Australia for funding under the Hydrogen Fuelled Transport Program for the Hydrogen Refueller @H2Perth.

[21]	Refer to the Glossary for further information on the way in which Woodside defines new energy.

Woodside Energy Group Ltd | Half-Year Report 2023	12

Woodside is operator and holds a 100% participating interest.

H2TAS

Woodside has a proposed renewable ammonia and hydrogen production facility to be located in the Bell Bay area of Tasmania. H2TAS is planned to be a phased development, targeting an initial capacity of up to 550 tpd of ammonia. Ammonia would be produced through electrolysis, utilising a combination of wind and hydroelectric power.

Woodside continues to evaluate renewable power solutions and offtake options that would enable the project to progress.

Woodside Solar

Woodside is progressing the proposed Woodside Solar project, which plans to generate electricity from a solar photovoltaic farm located in an industrial estate approximately 15 km south-west of Karratha in Western Australia, complemented by a battery energy storage system. The facility is expected to initially supply approximately 50 MW of solar energy to Pluto LNG potentially reducing Woodside’s Scope 1 greenhouse gas emissions with potential to expand the project in the future.

In H1 2023, Woodside progressed engineering development of the solar generation, battery energy storage and transmission infrastructure required for the power opportunity and completed heritage surveys for the proposed initial solar development site. Engagement with local, state and commonwealth authorities on key development and environmental approvals continued.

In preparation for potential solar energy import to Pluto LNG, key electrical tie-in points were installed during the 2023 Pluto turnaround.

Woodside is targeting FID readiness in 2023.

Woodside is operator and holds a 100% participating interest.

Southern Green Hydrogen

Southern Green Hydrogen is a proposed hydrogen and ammonia facility to be located in Southland, New Zealand. The proposal is targeting up to 1,400 tpd of ammonia and is expected to utilise renewable power to produce hydrogen and ammonia for export and domestic supply.

Carbon capture and storage (CCS)

Woodside, as a participant in various joint ventures, holds three greenhouse gas assessment permits. These permits enable carbon capture and storage assessments in the Browse Basin (operated), Northern Carnarvon Basin (operated) and Bonaparte Basin (non-operated).

Woodside is progressing activities to support submission of the environmental referral for the Northern Carnarvon CCS. These activities include environmental surveys and preparations for heritage surveys.

Woodside is also a participant in the SEA CCS hub, located in the Gippsland Basin off the coast of Victoria. Phase 1 of the project, which aims to utilise existing infrastructure to capture and store CO2 in the depleted Bream reservoir located offshore Victoria, progressed to FEED in H1 2023.

Carbon origination

Woodside established a carbon business in 2018 to develop a carbon credits portfolio and our own carbon origination projects in support of our emissions reduction targets and regulatory obligations. We acquire carbon credits through market purchase and through the development of our own carbon origination projects. The carbon portfolio is dynamic and we continue to develop and seek to optimise it, to give Woodside flexibility in response to changes in regulatory requirements and corporate climate strategy as they arise.

In 2020, Woodside commenced the Native Reforestation Project, with the aim of originating our own biodiverse carbon plantings in Western Australia. During H1 2023, Woodside began planting activities on approximately 5,600 ha of land at Woodside owned properties. The full year program is forecast to plant over 2.7 million mixed biodiverse seedlings. These activities were 40% complete by the end of H1 2023. The project has a potential to sequester approximately 2,000 kt CO2-e over 25 years.

Woodside Energy Group Ltd | Half-Year Report 2023	13

Other new energy investments

Woodside and Heliogen have a project agreement to deploy a 5 MW module of Heliogen’s artificial intelligence-enabled concentrated solar energy technology in California. The project is progressing through FEED. In addition, Heliogen and Woodside have a collaboration agreement to jointly market Heliogen’s renewable energy technology in Australia.

Woodside has investments in LanzaTech and String Bio which seek to convert carbon into useful products through carbon capture and utilisation (CCU) and continues to assess opportunities to deploy their technologies in demonstration-scale pilot projects ahead of their potential deployment on a larger-scale.

Climate and Sustainability

Climate

Woodside released its Climate Report 2022 which summarises Woodside’s climate-related plans, activities, progress and climate-related data for the period 1 January 2022 to 31 December 2022. The report has been structured to align with the Task Force on Climate-related Financial Disclosures (TCFD) recommendations framework.

Asset decarbonisation plans were developed for the former BHP assets. Decarbonisation plans have now been developed for all operated Woodside assets and projects and will be reviewed annually in line with asset strategic planning processes to maintain their currency and to continue to identify opportunities as costs and technologies improve.

As a part of Woodside’s ongoing focus on reducing methane emissions, H1 2023 activities included independent satellite and aerial surveys to measure onshore methane emissions, and changes to operating procedures in our LNG process.

In our Climate Report 2022, we identified six key climate-related considerations which we may factor into investment decisions for opportunities through an uncertain energy transition. They were applied to the Trion investment decision and demonstrate how Woodside assessed that Trion is expected to be resilient in a decarbonising world.22

We continued to engage with shareholders and other stakeholders on Woodside’s climate strategy. Woodside intends to put its climate disclosures to a non-binding, advisory vote at its annual general meeting in 2024.

Health, Safety & Environment

An incident occurred on the North Rankin Complex in June 2023 which resulted in the fatality of a contractor employee. Woodside’s investigations into the incident are ongoing. Immediate actions have been implemented by Woodside and preliminary lessons shared with industry.

Woodside experienced one Tier 1 loss of primary containment process safety event at Pluto LNG in the first half of 2023. The contributing factors to this event are understood with corrective actions identified.

Subsequent to the period, a loss of primary containment process safety event occurred at the Angostura field in Trinidad and Tobago. Woodside shut down offshore production operations at the facility and production was restarted following successful completion of relevant safety checks across the facility. Woodside’s investigation is ongoing.

The year-to-date total recordable injury rate was 1.72 per million work hours compared to 1.80 recorded for full-year 2022. Woodside is focusing on our system of safety, learning from events and enhancing monitoring of key controls to improve our overall safety performance.

Environmental performance remained strong in the first half of 2023, with zero significant environmental events.

Supporting local suppliers

Woodside increased its year-on-year value of awarded contracts to local and Indigenous suppliers, and increased visibility of commercially sustainable contracting opportunities for our local and Indigenous suppliers to our operations and projects.

[22]

Refer to page 27 of Woodside’s Climate Report 2022 and slide 9 of the announcement ‘Woodside Approves Investment in Trion Development” for further information on the six key-climate related considerations.

Woodside Energy Group Ltd | Half-Year Report 2023	14

Woodside continues to work with its key Sangomar contractors to provide opportunities for Senegalese people and suppliers, whilst meeting the requirements of in-country local content legislation. Woodside has also continued to grow local contracting opportunities in Trinidad and the Gulf of Mexico.

Communities

Woodside released a report on progress made in the second year of its 2021-2025 Reconciliation Action Plan. The report highlighted achievements and areas for improvement in the areas of respect for culture and heritage, economic participation and further developing capability and capacity.

Woodside’s 2022 Social Contribution Impact Report was released in early 2023, further demonstrating our commitment to creating positive outcomes in the community and progress against Woodside’s Sustainable Development Goals.

Social impact assessments (SIA) were completed for Karratha and Roebourne in the north-west of Australia, and for the Trion Project in Mexico.

Woodside Energy Group Ltd | Half-Year Report 2023	15

Principal risks and uncertainties

There are several risk factors or uncertainties that could result in a material effect on the company’s results over the next six months. These risks and uncertainties may occur as a result of Woodside’s activities globally, including in connection with its operated (or non-operated) assets, and third parties engaged through the value chain.

Information on Woodside’s risks and how they are managed can be found on pages 33-40 of the Annual Report 2022. There have been no material changes to the risk factors described in the Annual Report 2022 since the date of that report. The risks are summarised below (in no particular order).

Climate change	The global response to climate change is changing the way the world produces and consumes energy. The complex and pervasive nature of climate change means transition risks are interconnected with and may amplify other risks. Additionally, the inherent uncertainty of potential societal responses to climate change may create a systemic risk to the global economy. Climate change may also create significant physical risks, such as increased frequency and severity of storms, wildfires, floods and other climatic events, as well as chronic shifts in temperature and precipitation patterns.

Social licence to operate	Risks associated with actual or alleged deviation from social or business expectations of ethical behaviour (including breaches of laws or regulations) and social responsibility (including environmental impact and community contribution), particularly as these expectations evolve.

Growth	Risks associated with delivery of both major and complex multi-year execution project activities across multiple global locations, including a reliance on third parties for materials, products, and services as well as risks associated with integration, acquisitions and divestments.

Operations	Due to the nature of our operations, Woodside and neighbouring communities are potentially exposed to a broad range of risks. This is a result of factors such as the geographical range, operational diversity and technical complexity of our assets. These types of risks include health and safety; commercial; regulation; and reserves and resources estimates.

Finance and market	Risks associated with the ability to capture value whether markets are stable or volatile, and manage the risks associated with interest rate, commodity price and foreign exchange fluctuations and inflation.

People and culture	Risks associated with the ability to attract, retain, develop and motivate key employees to succeed and safeguard both current or future performance and growth.

Digital and cybersecurity	Risks associated with adopting and implementing new technologies, whilst safeguarding our digital information and landscape (including from cyber threats) across our value chain.

Woodside Energy Group Ltd | Half-Year Report 2023	16

Directors’ Report

The directors of Woodside Energy Group Ltd present their report (including the review of operations of Woodside Energy Group Ltd and its controlled entities (Group) set out on pages 1-16 which forms part of this report) together with the Half-Year Financial Statements of the Group.

Board of directors

The names of directors in office during or since the end of the 2023 half-year are as follows:

Mr Richard Goyder, AO (Chair)	Ms Meg O’Neill (CEO and Managing Director)
Mr Larry Archibald	Mr Arnaud Breuillac (appointed 8 March 2023)
Mr Frank Cooper, AO	Ms Swee Chen Goh
Ms Angela Minas (appointed 28 April 2023)	Mr Ian Macfarlane
Ms Ann Pickard	Mr Gene Tilbrook
Mr Ben Wyatt	Dr Christopher Haynes, OBE (retired 28 April 2023)
Dr Sarah Ryan (retired 28 April 2023)

Rounding of amounts

Woodside Energy Group Ltd is an entity to which the Australian Securities and Investments Commission (ASIC) Corporations (Rounding in Financial/Directors’ Reports) Instrument 2016/191 (ASIC Instrument 2016/191) applies. Amounts in this report have been rounded in accordance with ASIC Instrument 2016/191. This means that amounts contained in this report have been rounded to the nearest million dollars, unless otherwise stated.

Auditor’s Independence Declaration

The Auditor’s Independence Declaration, as required under section 307C of the Corporations Act 2001, is set out on page 18 and forms part of this report.

Signed in accordance with a resolution of the directors.

R J Goyder, AO

Chair

Perth, Western Australia

22 August 2023

Woodside Energy Group Ltd | Half-Year Report 2023	17

Auditor’s Independence Declaration to the Directors of Woodside Energy Group Ltd

Auditor’s Independence Declaration

As lead auditor for the review of Woodside Energy Group Ltd for the half-year ended 30 June 2023, I declare that to the best of my knowledge and belief, there have been:

(a)	no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the review; and

(b)	no contraventions of any applicable code of professional conduct in relation to the review.

This declaration is in respect of Woodside Energy Group Ltd and the entities it controlled during the period.

N M Henry
Partner, PricewaterhouseCoopers Perth, Western Australia 22 August 2023

PricewaterhouseCoopers, ABN 52 780 433 757

Brookfield Place, 125 St Georges Terrace, PERTH WA 6000, GPO Box D198, PERTH WA 6840

T: +61 8 9238 3000, F: +61 8 9238 3999, www.pwc.com.au

Liability limited by a scheme approved under Professional Standards Legislation.

Woodside Energy Group Ltd | Half-Year Report 2023	18

HALF-YEAR FINANCIAL

STATEMENTS

for the half-year ended 30 June 2023

Woodside Energy Group Ltd | Half-Year Report 2023	19

HALF-YEAR FINANCIAL STATEMENTS

CONTENTS

CONDENSED CONSOLIDATED INCOME STATEMENT		21

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME		22

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION		23

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS		24

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY		25

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS		26

A.	Earnings for the period	28

	A.1 Segment revenue and expenses	28
	A.2 Finance costs	29
	A.3 Dividends paid and proposed	29
	A.4 Earnings per share	29
	A.5 Taxes	30

B.	Production and growth assets	31

	B.1 Exploration and evaluation	31
	B.2 Oil and gas properties	32
	B.3 Impairment of exploration and evaluation and oil and gas properties	33
	B.4 Business combination	34

C.	Debt and capital	36

	C.1 Contributed equity	36
	C.2 Interest-bearing liabilities and financing facilities	36

D.	Other assets and liabilities	37

	D.1 Segment assets and liabilities	37
	D.2 Provisions	37
	D.3 Other financial assets and liabilities	38

E.	Other items	41

	E.1 Contingent liabilities and assets	41
	E.2 Changes to the composition of the Group	41
	E.3 New standards and interpretations	41
	E.4 Events after the end of the reporting period	41

DIRECTORS’ DECLARATION		42

INDEPENDENT REVIEW REPORT		43

Significant changes in the current reporting period

Financial performance for the half-year ended 30 June 2023 includes six months of BHPP results, as compared to one month of results in the comparative half-year ended 30 June 2022.

The financial performance and position of the Group were particularly affected by the following events and transactions during the reporting period:

•

In April 2023, Mad Dog Phase 2 in the US Gulf of Mexico achieved its first production at the Argos platform. During the half-year ended 30 June 2023, Mad Dog Phase 2 produced 0.64 Mboe of hydrocarbons. Production will continue to ramp up in 2023.

•

On 20 June 2023, the Group made a final investment decision (FID) to develop the Trion resource in Mexico. Related exploration and evaluation assets were transferred to oil and gas properties (refer to Notes B.1 and B.2). As a result of the FID, the Group has recognised deferred tax assets (DTA) of $319 million (refer to Note A.5).

•

During the half-year ended 30 June 2023, the Group reduced the Pluto petroleum resource rent tax (PRRT) DTA by $637 million ($446 million post-tax) on the basis of future taxable profits not being available to utilise the deductible expenditure. This is primarily driven by decreases in forecast pricing assumptions and actual pricing realised during the half-year ended 30 June 2023.

•	The Group recognised a pre-tax impairment of $68 million for the Pyrenees cash-generating unit, primarily due to a reduction in future production volumes (refer to Note B.3).

•

In April 2023, conditions precedent were achieved in the long-term gas sale and purchase contract (GSPA) with Perdaman. The contract price contains an embedded derivative linked to the price of Urea, which is recognised as a liability of $52 million at 30 June 2023 (refer to Note D.3).

•	In 2023, the Group has completed the purchase price accounting for the BHP Petroleum (BHPP) merger (refer to Note B.4).

Woodside Energy Group Ltd | Half-Year Report 2023	20

CONDENSED CONSOLIDATED INCOME STATEMENT

for the half-year ended 30 June 2023

	Notes	2023 US$m	2022 US$m
Operating revenue	A.1	7,400	5,810
Cost of sales	A.1	(3,872)	(2,238)

Gross profit		3,528	3,572
Other income	A.1	134	498
Other expenses	A.1	(803)	(1,088)
Impairment losses	A.1	(68)	—

Profit before tax and net finance costs		2,791	2,982
Finance income		174	31
Finance costs	A.2	(137)	(86)

Profit before tax		2,828	2,927
Petroleum resource rent tax (PRRT) expense		(778)	(424)
Income tax expense	A.5	(284)	(824)

Profit after tax		1,766	1,679

Profit attributable to:
Equity holders of the parent		1,740	1,640
Non-controlling interest		26	39

Profit for the period		1,766	1,679

Basic earnings per share attributable to equity holders of the parent (US cents)	A.4	91.7	145.5

Diluted earnings per share attributable to equity holders of the parent (US cents)	A.4	91.1	144.0

The accompanying notes form part of the half-year financial statements.

Woodside Energy Group Ltd | Half-Year Report 2023	21

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

for the half-year ended 30 June 2023

	2023 US$m	2022 US$m
Profit for the period	1,766	1,679

Other comprehensive income
Items that may be reclassified to the income statement in subsequent periods:
Gains/(losses) on cash flow hedges	413	(1,582)
Losses on cash flow hedges reclassified to the income statement	241	255
Tax recognised within other comprehensive income	(76)	270
Exchange fluctuations on translation of foreign operations taken to equity	1	2
Items that will not be reclassified to the income statement in subsequent periods:
Net (loss)/gain on financial instruments at fair value through other comprehensive income	(23)	4

Other comprehensive income/(loss) for the period, net of tax	556	(1,051)

Total comprehensive income for the period	2,322	628

Total comprehensive income attributable to:
Equity holders of the parent	2,296	589
Non-controlling interest	26	39

Total comprehensive income for the period	2,322	628

The accompanying notes form part of the half-year financial statements.

Woodside Energy Group Ltd | Half-Year Report 2023	22

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As at 30 June 2023

	Notes	30 June 2023 US$m	31 December 2022 US$m
Current assets
Cash and cash equivalents		3,469	6,201
Receivables		1,223	1,578
Inventories		700	678
Other financial assets	D.3	373	677
Tax receivable		101	73
Other assets		92	83

Total current assets		5,958	9,290

Non-current assets
Receivables		802	845
Inventories		101	11
Other financial assets	D.3	134	120
Exploration and evaluation assets	B.1	649	807
Oil and gas properties	B.2	40,927	39,919
Deferred tax assets		1,680	1,959
Lease assets		1,182	1,264
Investments accounted for using the equity method		258	265
Goodwill	B.4	4,669	4,614
Other assets		378	227

Total non-current assets		50,780	50,031

Total assets		56,738	59,321

Current liabilities
Payables		1,934	2,094
Interest-bearing liabilities		227	260
Other financial liabilities	D.3	115	654
Provisions	D.2	1,344	1,219
Tax payable		725	1,854
Lease liabilities		329	324
Other liabilities		271	203

Total current liabilities		4,945	6,608

Non-current liabilities
Interest-bearing liabilities		4,882	4,878
Deferred tax liabilities		2,222	2,457
Other financial liabilities	D.3	71	67
Provisions	D.2	5,750	5,960
Tax payable		38	36
Lease liabilities		1,241	1,310
Other liabilities		905	878

Total non-current liabilities		15,109	15,586

Total liabilities		20,054	22,194

Net assets		36,684	37,127

Equity
Issued and fully paid shares	C.1	29,001	29,001
Shares reserved for employee share plans	C.1	(50)	(38)
Other reserves		6,576	4,031
Retained earnings		382	3,342

Equity attributable to equity holders of the parent		35,909	36,336

Non-controlling interest		775	791

Total equity		36,684	37,127

The accompanying notes form part of the half-year financial statements.

Woodside Energy Group Ltd | Half-Year Report 2023	23

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

for the half-year ended 30 June 2023

	Notes	2023 US$m	2022 US$m
Cash flows from operating activities
Profit after tax for the period		1,766	1,679
Adjustments for:
Non-cash items
Depreciation and amortisation		1,948	927
Depreciation of lease assets		81	62
Change in fair value of derivative financial instruments		269	326
Net finance (income)/costs		(37)	55
Tax expense		1,062	1,248
Exploration and evaluation written off		1	1
Impairment losses	B.3	68	—
Restoration movement		20	38
Gain on disposal of oil and gas properties		—	(430)
Movement in onerous contracts provision		—	(245)
Other		(180)	18
Changes in assets and liabilities
Decrease/(increase) in trade and other receivables		488	(186)
Increase in inventories		(72)	(39)
Decrease in provisions		(110)	(43)
Decrease in lease liabilities		(8)	(24)
Increase in other assets and liabilities		(234)	(810)
(Decrease)/increase in trade and other payables		(220)	314

Cash generated from operations		4,842	2,891
Purchases of shares and payments relating to employee share plans		(20)	(17)
Interest received		174	17
Dividends received		6	14
Borrowing costs relating to operating activities		(8)	(7)
Income tax and PRRT paid		(2,233)	(322)
Payments for restoration		(162)	(70)
Receipts from hedge collateral		332	—

Net cash from operating activities		2,931	2,506

Cash flows (used in)/from investing activities
Cash received on acquisition of BHPP, including cash acquired	B.4	—	1,082
Payments for capital and exploration expenditure		(2,457)	(998)
Borrowing costs relating to investing activities		(181)	(103)
Advances to other external entities		—	(48)
Proceeds from disposal of non-current assets		3	112
Funding of equity accounted investments		(2)	—

Net cash (used in)/from investing activities		(2,637)	45

Cash flows used in financing activities
Repayment of borrowings	C.2	(41)	(42)
Borrowing costs relating to financing activities		—	(6)
Repayment of the principal portion of lease liabilities		(168)	(91)
Borrowing costs relating to lease liabilities		(3)	(50)
Contributions to non-controlling interests		(51)	(45)
Dividends paid (net of DRP)		(2,738)	(717)

Net cash used in financing activities		(3,001)	(951)

Net (decrease)/increase in cash held		(2,707)	1,600
Cash and cash equivalents at the beginning of the period		6,201	3,025

Effects of exchange rate changes		(25)	(10)

Cash and cash equivalents at the end of the period		3,469	4,615

The accompanying notes form part of the half-year financial statements.

Woodside Energy Group Ltd | Half-Year Report 2023	24

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the half-year ended 30 June 2023

	Issued and fully paid shares	Reserved shares	Employee benefits reserve	Foreign currency translation reserve	Hedging reserve	Distributable profits reserve	Other reserve	Retained earnings	Equity holders of the parent	Non-controlling interest	Total equity
Notes	C.1 US$m	C.1 US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m
At 1 January 2023	29,001	(38)	278	796	(586)	3,541	2	3,342	36,336	791	37,127
Profit for the period	—	—	—	—	—	—	—	1,740	1,740	26	1,766
Other comprehensive income/(loss)	—	—	—	1	578	—	(23)	—	556	—	556

Total comprehensive income/(loss) for the period	—	—	—	1	578	—	(23)	1,740	2,296	26	2,322

Transfers	—	—	—	—	—	4,700	—	(4,700)	—	—	—
Employee share plan purchases	—	(20)	—	—	—	—	—	—	(20)	—	(20)
Employee share plan redemptions	—	8	(8)	—	—	—	—	—	—	—	—
Share-based payments (net of tax)	—	—	31	—	—	—	—	—	31	—	31
Dividends paid	—	—	—	—	—	(2,734)	—	—	(2,734)	(42)	(2,776)

At 30 June 2023	29,001	(50)	301	797	(8)	5,507	(21)	382	35,909	775	36,684

At 1 January 2022	9,409	(30)	232	793	(400)	58	—	3,381	13,443	786	14,229
Profit for the period	—	—	—	—	—	—	—	1,640	1,640	39	1,679
Other comprehensive income/(loss)	—	—	—	2	(1,057)	—	4	—	(1,051)	—	(1,051)

Total comprehensive income/(loss) for the period	—	—	—	2	(1,057)	—	4	1,640	589	39	628

Transfers	—	—	—	—	—	2,025	—	(2,025)	—	—	—
Dividend Reinvestment Plan	332	—	—	—	—	—	—	—	332	—	332
Shares issued for acquisition of BHPP	19,265	—	—	—	—	—	—	—	19,265	—	19,265
Replacement employee share plan issued on acquisition of BHPP	—	—	18	—	—	—	—	—	18	—	18
Employee share plan purchases	—	(17)	—	—	—	—	—	—	(17)	—	(17)
Employee share plan redemptions	—	5	(5)	—	—	—	—	—	—	—	—
Share-based payments (net of tax)	—	—	27	—	—	—	—	—	27	—	27
Dividends paid	—	—	—	—	—	—	—	(1,018)	(1,018)	(35)	(1,053)
Transaction costs associated with the issue of shares	(5)	—	—	—	—	—	—	—	(5)	—	(5)

At 30 June 2022	29,001	(42)	272	795	(1,457)	2,083	4	1,978	32,634	790	33,424

The accompanying notes form part of the half-year financial statements.

Woodside Energy Group Ltd | Half-Year Report 2023	25

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

for the half-year ended 30 June 2023

About these statements

Woodside Energy Group Ltd (Woodside or the Group) is a for-profit entity limited by shares, incorporated and domiciled in Australia. Its shares are publicly traded on the Australian Securities Exchange (ASX), on the Main Market for listed securities of the London Stock Exchange (LSE) (with trades settled in the form of UK Depository Interests) and on the New York Stock Exchange (NYSE) (in the form of Woodside American Depositary Shares). The nature of the operations and principal activities of the Group are described in the Operations, Decommissioning, Marketing and Trading, Projects, Exploration and Development and New Energy and Carbon Solutions sections and in the segment information below.

The condensed consolidated half-year financial statements were authorised for issue in accordance with a resolution of the Directors on 22 August 2023.

Statement of compliance

The condensed consolidated half-year financial statements are condensed general purpose financial statements, which have been prepared in accordance with Australian Accounting Standard (AASB) 134 Interim Financial Reporting as issued by the Australian Accounting Standards Board and the Australian Corporations Act 2001. These condensed consolidated half-year financial statements also comply with International Accounting Standard (IAS) 34 Interim Financial Reporting as issued by the International Accounting Standards Board.

The condensed consolidated half-year financial statements do not include all notes of the type normally included in annual financial statements. Accordingly, these condensed consolidated half-year financial statements are to be read in conjunction with the Financial Statements within the Annual Report for the year ended 31 December 2022 (2022 Financial Statements) and any public announcements made by Woodside during the period ended 30 June 2023 in accordance with the continuous disclosure requirements of the Australian Corporations Act 2001 and the relevant ASX, LSE and NYSE Listing Rules.

The Group’s accounting policies are materially consistent with those disclosed in the Group’s 2022 Financial Statements. Adoption of new or amended standards and interpretations effective 1 January 2023 did not result in any significant changes to the Group’s accounting policies. Refer to Note E.3 for more details.

The significant accounting estimates and judgements are consistent with those disclosed in the 2022 Financial Statements. Estimates have been revised, where required, to reflect current market conditions including the impact of climate change. Updated estimates used for depreciation methodology and asset useful lives, impairment assessments and business combinations are disclosed in Notes B.2, B.3 and B.4 respectively; these assumptions could change in the future. New estimates and judgements relating to the embedded commodity derivative are disclosed in Note D.3.

Currency

The functional and presentation currency of Woodside and all its material subsidiaries is US dollars.

Transactions in foreign currencies are initially recorded in the functional currency of the transacting entity at the exchange rates ruling at the date of transaction. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated at the rates of exchange ruling at that date. Exchange differences in the consolidated financial statements are taken to the income statement.

Rounding of amounts

The amounts contained in the condensed consolidated half-year financial statements have been rounded to the nearest million dollars under the option available to the Group under Australian Securities and Investments Commission (ASIC) Corporations (Rounding in Financial/Directors’ Reports) Instrument 2016/191 dated 24 March 2016, unless otherwise stated.

Woodside Energy Group Ltd | Half-Year Report 2023	26

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

for the half-year ended 30 June 2023

Basis of preparation

The condensed consolidated half-year financial statements have been prepared on a historical cost basis, except for derivative financial instruments and certain other financial assets and financial liabilities, which have been measured at fair value or amortised cost, adjusted for changes in fair value attributable to the risks that are being hedged in effective hedge relationships. Where not carried at fair value, if the carrying value of financial assets and financial liabilities does not approximate their fair value, the fair value has been included in the notes to the condensed consolidated half-year financial statements.

The condensed consolidated half-year financial statements comprise the financial results of the Group and its subsidiaries for the period ended 30 June 2023. Subsidiaries are fully consolidated from the date on which control is obtained by the Group and cease to be consolidated from the date at which the Group ceases to have control.

The subsidiaries of the Group apply the same reporting period and accounting policies as the parent company in preparation of the condensed consolidated half-year financial statements. All intercompany balances and transactions, including unrealised profits and losses arising from intra-group transactions, have been eliminated in full.

Non-controlling interests are allocated their share of the net profit after tax in the consolidated income statement; their share of other comprehensive income, net of tax, in the consolidated statement of comprehensive income; and are presented within equity in the consolidated statement of financial position, separately from parent shareholders’ equity.

Comparative information

The condensed consolidated half-year financial statements provide comparative information in respect of the previous period. Where required, a reclassification of items in the financial statements of the previous period has been made in accordance with the classification of items in the condensed consolidated half-year financial statements of the current period.

Reporting segments

Refer to the 2022 Financial Statements for details of the Group’s operating segment information.

Woodside Energy Group Ltd | Half-Year Report 2023	27

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

for the half-year ended 30 June 2023

A. Earnings for the period

A.1 Segment revenue and expenses

	Australia		International		Marketing		Corporate/ Other		Consolidated
	2023 US$m	2022 US$m	2023 US$m	2022 US$m	2023 US$m	2022 US$m	2023 US$m	2022 US$m	2023 US$m	2022 US$m
Liquified natural gas	3,894	3,119	—	—	785	986	—	—	4,679	4,105
Pipeline gas	515	232	198	57	—	—	—	—	713	289
Crude oil and condensate	715	1,066	1,028	243	15	—	—	—	1,758	1,309
Natural gas liquids	120	11	16	5	23	—	—	—	159	16

Revenue from sale of hydrocarbons	5,244	4,428	1,242	305	823	986	—	—	7,309	5,719

Intersegment revenue[1]	(120)	(323)	(6)	—	126	323	—	—	—	—
Processing and services revenue	85	77	—	—	—	—	—	—	85	77
Shipping and other revenue	—	6	—	—	6	8	—	—	6	14

Other revenue	(35)	(240)	(6)	—	132	331	—	—	91	91

Operating revenue[2]	5,209	4,188	1,236	305	955	1,317	—	—	7,400	5,810

Production costs	(614)	(350)	(193)	(33)	—	—	—	(14)	(807)	(397)
Royalties, excise and levies	(285)	(189)	(31)	(14)	—	—	—	(17)	(316)	(220)
Insurance	(20)	(18)	(5)	(1)	—	—	(9)	(3)	(34)	(22)
Inventory movement	31	15	2	—	—	—	—	—	33	15

Costs of production	(888)	(542)	(227)	(48)	—	—	(9)	(34)	(1,124)	(624)

Land and buildings	(31)	(25)	(2)	—	—	—	—	—	(33)	(25)
Transferred exploration and evaluation	(51)	(50)	(2)	(1)	—	—	—	—	(53)	(51)
Plant and equipment	(1,298)	(774)	(543)	(58)	—	—	(17)	(16)	(1,858)	(848)

Oil and gas properties depreciation and amortisation	(1,380)	(849)	(547)	(59)	—	—	(17)	(16)	(1,944)	(924)

Shipping and direct sales costs	(107)	(92)	(38)	(4)	(30)	(15)	—	17	(175)	(94)
Trading costs	(4)	—	—	—	(618)	(790)	—	—	(622)	(790)
Other hydrocarbon costs	(7)	(19)	—	—	—	—	—	—	(7)	(19)
Other cost of sales	—	(3)	—	—	—	—	—	—	—	(3)
Movement in onerous contract provision[3]	—	—	—	—	—	216	—	—	—	216

Other cost of sales	(118)	(114)	(38)	(4)	(648)	(589)	—	17	(804)	(690)

Cost of sales	(2,386)	(1,505)	(812)	(111)	(648)	(589)	(26)	(33)	(3,872)	(2,238)

Gross profit	2,823	2,683	424	194	307	728	(26)	(33)	3,528	3,572

Other income[4]	106	489	—	4	1	5	27	—	134	498

Exploration and evaluation expenditure	(9)	(7)	(123)	(19)	—	—	(1)	(14)	(133)	(40)
Amortisation of permit acquisitions	—	—	(4)	(3)	—	—	—	—	(4)	(3)
Write-offs	—	—	(1)	(1)	—	—	—	—	(1)	(1)

Exploration and evaluation	(9)	(7)	(128)	(23)	—	—	(1)	(14)	(138)	(44)

General, administration and other costs[5]	—	(5)	(3)	(12)	(10)	—	(224)	(525)	(237)	(542)
Depreciation of lease assets	(22)	(21)	(7)	(1)	(34)	—	(18)	(40)	(81)	(62)
Restoration movement	(8)	(31)	(12)	(10)	—	—	—	3	(20)	(38)
Other[6]	(27)	(13)	(1)	(64)	(99)	(227)	(200)	(98)	(327)	(402)

Other costs	(57)	(70)	(23)	(87)	(143)	(227)	(442)	(660)	(665)	(1,044)

Other expenses	(66)	(77)	(151)	(110)	(143)	(227)	(443)	(674)	(803)	(1,088)

Impairment losses[7]	(68)	—	—	—	—	—	—	—	(68)	—

Profit/(loss) before tax and net finance costs	2,795	3,095	273	88	165	506	(442)	(707)	2,791	2,982

1.	Intersegment revenue comprises the incremental income net of all incremental associated expenses generated by the Marketing segment’s optimisation of the oil and gas portfolio.
2.

Operating revenue includes revenue from contracts with customers of $7,394 million (2022: $5,802 million) and sub-lease income of $6 million (2022: $8 million) disclosed within shipping and other revenue.

3.	The 2022 movement comprised changes in estimates of $245 million offset by provisions used of $29 million.
4.	Includes fees and recoveries and other income not associated with the ongoing operations of the business. The 2022 amount includes the gain on Train 2 sell-down of $427 million.
5.	Transaction costs incurred as a result of the BHPP merger on 1 June 2022 were included in the Corporate/Other segment in 2022.
6.	Includes losses on hedging activities, fair value losses on the embedded derivatives and other expenses not associated with the ongoing operations of the business.
7.	Impairment losses on oil and gas properties. Refer to Note B.3 for more details.

Woodside Energy Group Ltd | Half-Year Report 2023	28

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

for the half-year ended 30 June 2023

A.2 Finance costs

	2023 US$m	2022 US$m
Interest on interest-bearing liabilities	112	101
Interest on lease liabilities	54	58
Accretion charge	134	26
Other finance costs	21	14
Less: Finance costs capitalised against qualifying assets	(184)	(113)

	137	86

A.3 Dividends paid and proposed

Woodside Energy Group Ltd, the parent entity, paid and proposed dividends as set out below:

	2023 US$m	2022 US$m
(a) Dividends paid during the financial period Prior year fully franked final dividend US$1.44, paid on 5 April 2023 (2022: US$1.05, paid on 23 March 2022)	2,734	1,018
(b) Dividend declared subsequent to the reporting period (not recorded as a liability) Current year fully franked interim dividend US$0.80 to be paid on 28 September 2023 (2022: US$1.09, paid on 6 October 2022)	1,519	2,070

A.4 Earnings per share

	2023	2022
Profit attributable to equity holders of the parent (US$m)	1,740	1,640
Weighted average number of shares on issue for basic earnings per share	1,896,624,636	1,127,109,476
Effect of dilution from contingently issuable shares	12,981,487	11,895,577
Weighted average number of shares on issue adjusted for the effect of dilution	1,909,606,123	1,139,005,053
Basic earnings per share (US cents)	91.7	145.5
Diluted earnings per share (US cents)	91.1	144.0

Earnings per share is calculated by dividing the profit for the period attributable to ordinary equity holders of the parent by the weighted average number of shares on issue during the period. The weighted average number of shares makes allowance for shares reserved for employee share plans. Diluted earnings per share is calculated by adjusting basic earnings per share by the number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares. As at 30 June 2023, 12,981,487 (2022: 11,895,577) awards granted under the Woodside employee share plans are considered dilutive.

Woodside Energy Group Ltd | Half-Year Report 2023	29

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

for the half-year ended 30 June 2023

A.5 Taxes

	2023 US$m	2022 US$m
(a) Reconciliation of income tax expense
Profit before tax	2,828	2,927
Petroleum resource rent tax (PRRT) expense	(778)	(424)

Profit before income tax	2,050	2,503

Income tax expense calculated at 30%	615	751
Effect of tax rate differentials	30	(64)
Effect of deferred tax assets not recognised	67	33
Effect of tax losses and credits previously unrecognised[1]	(340)	(25)
Foreign exchange impact on tax benefit	(83)	—
Adjustment to prior years	(16)	(50)
Integration and transaction costs non-deductible[1]	—	148
Other	11	31

Income tax expense	284	824

	2023%	2022%
(b) Effective income tax rate: Australian and global operations[2]
Effective income tax rate[1]
Australia	30.2	35.1
Global	13.9	32.9

1.

As a result of the FID to develop the Trion resource in 2023, the Group has recognised deferred tax assets of $319 million, resulting in a reduction of the global effective income tax rate from 29.6% to 13.9%. The Group incurred certain transaction costs for the half-year ended 30 June 2022 associated to the merger with BHPP which were deemed non-deductible, which had the effect of increasing the global effective income tax rate from 27.0% to 32.9%.

2.

The global operations effective income tax rate (ETR) is calculated as the Group’s income tax expense divided by profit before income tax. The Australian operations ETR is calculated with reference to all Australian companies and excludes foreign exchange on settlement and revaluation of income tax liabilities.

Woodside Energy Group Ltd | Half-Year Report 2023	30

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

for the half-year ended 30 June 2023

B. Production and growth assets

B.1 Exploration and evaluation

	Asia Pacific US$m	Americas US$m	Africa US$m	Total US$m
Half-year ended 30 June 2023
Carrying amount at 1 January 2023	529	240	38	807
Additions	16	111	3	130
Amortisation of licence acquisition costs	—	(3)	(1)	(4)
Expensed	—	(1)	—	(1)
Transferred exploration and evaluation[1]	(9)	(274)	—	(283)

Carrying amount at 30 June 2023	536	73	40	649

Year ended 31 December 2022
Carrying amount at 1 January 2022	546	—	68	614
Acquisitions through business combination[2]	—	180	—	180
Additions	19	204	17	240
Disposals	—	(10)	—	(10)
Amortisation of licence acquisition costs	—	(8)	(2)	(10)
Expensed[3]	—	(126)	(45)	(171)
Transferred exploration and evaluation	(36)	—	—	(36)

Carrying amount at 31 December 2022	529	240	38	807

1.	On 20 June 2023, the Group made a final investment decision to develop the Trion resource in Mexico. Related exploration and evaluation assets were transferred to oil and gas properties.
2.	Refer to Note B.4 for details of business combination.
3.	For the year ended 31 December 2022, $125 million relates to costs of unsuccessful wells.

Woodside Energy Group Ltd | Half-Year Report 2023	31

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

for the half-year ended 30 June 2023

B.2 Oil and gas properties

	Land and buildings US$m	Transferred exploration and evaluation US$m	Plant and equipment US$m	Projects in development[5] US$m	Total US$m
Half-year ended 30 June 2023
Carrying amount at 1 January 2023	840	481	23,057	15,541	39,919
Additions[1]	—	—	(111)	2,852	2,741
Disposals at written down value	(3)	—	(1)	—	(4)
Depreciation and amortisation	(33)	(53)	(1,858)	—	(1,944)
Impairment losses[2]	—	—	(68)	—	(68)
Completions and transfers	—	156	1,828	(1,701)	283

Carrying amount at 30 June 2023	804	584	22,847	16,692	40,927

At 30 June 2023
Historical cost	1,760	1,694	46,977	17,088	67,519
Accumulated depreciation and impairment	(956)	(1,110)	(24,130)	(396)	(26,592)

Net carrying amount	804	584	22,847	16,692	40,927

Year ended 31 December 2022
Carrying amount at 1 January 2022	739	526	12,465	4,919	18,649
Acquisitions through business combination[3]	64	—	11,952	7,337	19,353
Additions[4]	—	—	(508)	4,332	3,824
Disposals at written down value	(3)	(10)	(32)	—	(45)
Depreciation and amortisation	(54)	(107)	(2,637)	—	(2,798)
Impairment reversals	87	30	783	—	900
Completions and transfers	7	42	1,034	(1,047)	36

Carrying amount at 31 December 2022	840	481	23,057	15,541	39,919

At 31 December 2022
Historical cost	1,765	1,538	45,273	15,937	64,513
Accumulated depreciation and impairment	(925)	(1,057)	(22,216)	(396)	(24,594)

Net carrying amount	840	481	23,057	15,541	39,919

The Group has capital expenditure commitments contracted for, but not provided for in the financial statements, of$6,027 million (revised 31 December 20226: $6,469 million).

1.

Includes $2,555 million of capital additions, $184 million of capitalised borrowing costs and changes in restoration provision assumptions resulting in $113 million of additions to projects in development offset by $111 million within plant and equipment.

2.	Refer to Note B.3 for details on impairment losses.
3.	Refer to Note B.4 for details of business combination.
4.	Includes $3,904 million of capital additions and $294 million of capitalised borrowing costs offset by $374 million following changes in restoration provision assumptions.
5.	Projects in development include the fair value ascribed to future phases of certain projects acquired through business combinations.
6.

The 2022 Financial Statements disclosed capital expenditure commitments of $7,762 million which duplicated certain amounts post-merger. This has now been revised to reflect the Group’s share of commitments.

Change in depreciation methodology and asset useful lives

The Group has undertaken a review of the depreciation methodology and asset useful lives for oil and gas properties in accordance with its accounting policies and the accounting standards, considering the scale and diversity of the post-merger portfolio.

In assessing useful lives of certain oil and gas assets, these have been determined with reference to either their proved (1P) or proved plus probable (2P) reserves, which is then used in the units of production depreciation calculation.

From 1 January 2023, upstream oil and conventional gas assets have been depreciated over proved reserves (previously proved plus probable, except for certain assets considered late life). Upstream LNG assets has continued to be depreciated over proved plus probable reserves. Multi-product assets are assessed on a case-by-case basis and aligned to the most appropriate representation of useful life.

The changes in depreciation methodology and asset useful lives have been applied from 1 January 2023, resulting in an increase in depreciation expense of $190 million for the half-year ended 30 June 2023.

Woodside Energy Group Ltd | Half-Year Report 2023	32

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

for the half-year ended 30 June 2023

B.3 Impairment of exploration and evaluation and oil and gas properties

Impairment of non-current assets

The policy for impairment testing and methods used to determine recoverable amounts are consistent with the disclosure in Note B.4 of the 2022 Financial Statements. The recoverable amount of an asset or cash-generating unit (CGU) is determined as the higher of its value in use (VIU) and fair value less cost of disposal (FVLCD). Oil and gas properties are typically tested at the CGU level. Exploration and evaluation assets, where applicable, are assessed at the area of interest (AOI) level using FVLCD as there is no VIU. Upon FID, impairment testing is performed on the asset prior to the transfer from exploration and evaluation assets to oil and gas properties. Goodwill is tested for impairment at least annually and more frequently if events or changes in circumstances indicate that it might be impaired. For the half-year ended 30 June 2023, there have been no such events or changes in circumstances to indicate that goodwill may be impaired.

Recognised impairment

As at 30 June 2023, the Group assessed each AOI and CGU to determine whether an indicator of impairment or impairment reversal existed. The Group identified the following indicators of impairment on CGUs where an impairment loss has been recognised:

-	Pyrenees CGU – Reduction in future production volumes, reflecting a lower-than-expected outcome of drilling activities.

An impairment was recognised for the Pyrenees CGU (refer to Note A.1). The result was as follows:

			Impairment loss
			Oil and gas properties
Segment	CGU	Recoverable Amount US$m	Plant and equipment US$m	Total US$m
Australia	Pyrenees	159	68	68

The recoverable amount has been determined using the FVLCD method using discounted cash flow projections, classified as Level 3 on the fair value hierarchy. The carrying amount of the CGU includes all relevant assets allocated to the respective CGU.

Management considers there to be no reasonably possible change in the respective key estimates and judgements which, in isolation, would result in a material adjustment to the carrying amount of the Pyrenees CGU.

Key estimates and judgements

With the exception of Brent oil price estimates, key assumptions and judgements used have not materially changed from those disclosed in Note B.4 in the 2022 Financial Statements.

The nominal Brent oil prices (US$/bbl) used were:

	2023	2024	2025	2026	2027	2028
30 June 2023[1]	82	78	74	76	77	79

1.	Based on US$70/bbl (2022 real terms) from 2025 with prices escalated at 2.0% annually thereafter.

Woodside Energy Group Ltd | Half-Year Report 2023	33

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

for the half-year ended 30 June 2023

B.4 Business combination

BHP Petroleum merger

Refer to the 2022 Financial Statements for details of the BHP Petroleum (BHPP) merger. Except for changes noted below, the disclosures are consistent with Note B.5 of the 2022 Financial Statements.

On 1 June 2022, the Group acquired 100% of the issued share capital of BHP Petroleum International Pty Ltd (subsequently renamed Woodside Energy Global Holdings Pty Ltd), which held BHP Group’s (BHP) oil and gas business. In exchange, the Group issued 914,768,948 new Woodside shares to BHP as part of the merger consideration. The transaction was accounted for as a business combination with an acquisition date of 1 June 2022. The Group had 12 months from the acquisition date to make adjustments to the fair value of net identifiable assets acquired and the resultant value of goodwill. As at 30 June 2023, the Group has finalised the purchase price allocation which has resulted in goodwill of $4,669 million, a net increase of $55 million from the provisional amount reported at 31 December 2022.

Details of the purchase consideration and the fair value of goodwill, identifiable assets and liabilities of BHPP acquired are as follows:

Fair value of net identifiable assets and goodwill arising on acquisition date	US$m
Cash and cash equivalents	399
Receivables	1,164
Inventories	295
Investments accounted for using the equity method	267
Other financial assets	59
Other assets	284
Exploration and evaluation assets	180
Oil and gas properties	19,353
Lease assets	142
Payables	(1,035)
Provisions	(4,827)
Tax payable	(365)
Deferred tax liabilities	(653)
Lease liabilities	(268)
Other liabilities	(1,054)

Net identifiable assets acquired	13,941

Goodwill arising on acquisition	4,669

Purchase consideration	18,610

Purchase consideration	US$m
Shares issued, at fair value	19,265
Other reserves (Share replacement awards)	18
Locked box payment received[1]	(683)
Finalisation adjustment to locked box payment received	10

Total purchase consideration	18,610

1.

Represents the positive net cash flow of $1,513 million generated by BHPP assets from the effective date of the business combination offset by the notional dividend distribution of $830 million paid to BHP.

Analysis of cash flows on acquisition	US$m
Cash acquired on acquisition	399
Locked box payment received	683

Net cash flow received on acquisition	1,082

Woodside Energy Group Ltd | Half-Year Report 2023	34

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

for the half-year ended 30 June 2023

B.4 Business combination (continued)

Shares issued, at fair value

The fair value of 914,768,948 shares issued as part of the consideration paid to BHP was $19,265 million. This was based on the published share price on 1 June 2022 of US$21.06 per share.

Locked box payment received

For the year ended 31 December 2022, the Group received $683 million as part of the merger consideration which includes the locked box payment of $1,513 million representing the positive net cash flow generated by BHPP assets from the effective date of the transaction to completion date offset by the notional dividend distribution of $830 million paid to BHP. The initial purchase consideration was subsequently adjusted by $10 million against the locked box payment received.

Goodwill

Goodwill arising from the acquisition has been recognised as the excess of consideration paid above the fair value of the assets acquired and liabilities assumed as part of the business combination. $2,035 million of the goodwill arises from the deferred tax liability recognised on acquisition as a consequence of asset tax bases received in the merger being lower than the fair value of the assets acquired. The remaining goodwill of $2,634 million reflects the value expected to be generated from the Pluto-Scarborough CGU as a result of the merger. The goodwill is not deductible for tax purposes.

Key estimates and judgements

(a)	Fair value determination for net assets acquired

Judgement is required to determine the fair value of assets acquired and liabilities assumed in a business combination, which can have a material impact on resultant goodwill. This includes the use of a cash flow model to estimate the expected future cash flows of the oil and gas assets acquired, based on reserves and resources at acquisition date and the discount rate used. The expected future cash flows are based on estimates of future production, commodity and carbon prices, operating costs, and forecast capital expenditures at acquisition date.

Restoration provisions require judgmental assumptions regarding removal date, environmental legislation and regulations and the extent of restoration activities required in determining the cost estimate.

Carry forward tax losses are recognised only if it is probable that sufficient future taxable income will be available to utilise the losses.

(b)	Goodwill allocation

Judgement is required in the allocation of goodwill to the Group’s cash-generating units that are expected to benefit from the synergies of the business combination.

Woodside Energy Group Ltd | Half-Year Report 2023	35

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

for the half-year ended 30 June 2023

C. Debt and capital

C.1 Contributed equity

Issued and fully paid shares	Number of shares	US$m
Half-year ended 30 June 2023
Opening balance	1,898,749,771	29,001

Amounts as at 30 June 2023	1,898,749,771	29,001

Year ended 31 December 2022
Opening balance	969,631,826	9,409
DRP – ordinary shares issued at US$23.14 (2021 final dividend)	14,348,997	332
Ordinary shares issued at US$21.06 for the acquisition of BHPP[1]	914,768,948	19,265
DRP – ordinary shares issued at US$14.21 (2021 interim dividend)	—	(5)

Amounts as at 31 December 2022	1,898,749,771	29,001

1.	914,768,948 new Woodside shares were issued as consideration for the BHPP merger. Refer to Note B.4 for details.

All shares are a single class with equal rights to dividends, capital distributions and voting. The Company does not have authorised capital nor par value in respect of its issued shares.

Reserved shares	30 June 2023 US$m	31 December 2022 US$m
2,268,409 (2022: 1,873,777) reserved shares	(50)	(38)

C.2 Interest-bearing liabilities and financing facilities

During the period, the Group repaid $41 million of the Japan Bank for International Cooperation (JBIC) facility. There were no other material changes to interest-bearing liabilities and financing facilities. For the year ended 31 December 2022, the Group repaid $200 million of the Yucho 2022 Medium Term Note and $83 million of the JBIC facility.

Fair value

The carrying amounts of interest-bearing liabilities approximate their fair values, with the exception of the Group’s unsecured bonds and the medium-term notes. The unsecured bonds have a carrying amount of $4,086 million (31 December 2022: $4,084 million) and a fair value of $3,882 million (31 December 2022: $3,852 million). The medium-term notes have a carrying amount of $393 million (31 December 2022: $385 million) and a fair value of $382 million (31 December 2022: $372 million). Fair value is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date and classified as Level 1 on the fair value hierarchy.

Woodside Energy Group Ltd | Half-Year Report 2023	36

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

for the half-year ended 30 June 2023

D. Other assets and liabilities

D.1 Segment assets and liabilities

	30 June 2023 US$m	31 December 2022 US$m
(a) Segment assets
Australia	30,707	31,240
International	18,925	18,084
Marketing[1]	709	182
Corporate/Other[1]	6,397	9,815

	56,738	59,321

	30 June 2023 US$m	31 December 2022 US$m
(b) Segment liabilities
Australia[2]	7,170	7,552
International	2,695	2,677
Marketing[1]	752	561
Corporate/Other[1,2]	9,437	11,404

	20,054	22,194

1.

In 2023, certain shipping activities are now undertaken by the Marketing segment. As a result of this change, $477 million of lease assets and $624 million of lease liabilities are now reported within the Marketing segment as at 30 June 2023. The impact of this change on revenue and expenses is not material.

2.

2022 comparatives have been revised to reflect the appropriate allocation of intercompany liabilities between Australia and Corporate/Other segments post-merger. As a result of this change, $552 million has been reclassified to the Corporate/Other segment.

Corporate/other assets mainly comprise cash and cash equivalents, lease assets and deferred tax assets. Corporate/other liabilities mainly comprise interest bearing liabilities, lease liabilities and deferred tax liabilities.

D.2 Provisions

	Restoration[1] US$m	Employee benefits US$m	Onerous contracts US$m	Other US$m	Total US$m
Half-year ended 30 June 2023
At 1 January 2023	6,253	517	—	409	7,179
Change in provision	(138)	(54)	—	(9)	(201)
Unwinding of present value discount	116	—	—	—	116

Carrying amount at 30 June 2023	6,231	463	—	400	7,094

Current	765	274	—	305	1,344
Non-current	5,466	189	—	95	5,750

Net carrying amount	6,231	463	—	400	7,094

Year ended 31 December 2022
At 1 January 2022	2,218	286	214	106	2,824
Acquisitions through business combination[2]	4,310	329	—	165	4,804
Change in provision	(382)	(98)	(216)	137	(559)
Unwinding of present value discount	107	—	2	1	110

Carrying amount at 31 December 2022	6,253	517	—	409	7,179

Current	575	331	—	313	1,219
Non-current	5,678	186	—	96	5,960

Net carrying amount	6,253	517	—	409	7,179

1.

2023 change in provision is due to a revision of discount rates of $86 million (primarily due to an increase in risk free rates) and provisions used of $162 million, offset by changes in estimates of $110 million.

2.	Refer to Note B.4 for details of business combination.

Woodside Energy Group Ltd | Half-Year Report 2023	37

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

for the half-year ended 30 June 2023

D.3 Other financial assets and liabilities

	30 June 2023 US$m	31 December 2022 US$m
Other financial assets
Financial instruments at fair value through profit and loss
Derivative financial instruments designated as hedges	221	207
Other financial assets	50	22
Financial instruments at amortised cost
Hedge collateral (including interest)	177	509
Other financial assets	30	30
Financial instruments at fair value through other comprehensive income
Other financial assets	29	29

Total other financial assets	507	797

Current	373	677
Non-current	134	120

Net carrying amount	507	797

Other financial liabilities
Financial instruments at fair value through profit and loss
Derivative financial instruments designated as hedges	129	721
Embedded derivative	52	—
Other financial liabilities	5	—

Total other financial liabilities	186	721

Current	115	654
Non-current	71	67

Net carrying amount	186	721

Hedging activities

During the period, the following hedging activities were undertaken:

•	The Group hedged a percentage of its oil-linked exposure, entering into oil swap derivatives settling in 2023 and 2024 in order to achieve minimum average sales prices of $75 per barrel.

•

Through foreign exchange forward contracts, the Group hedged the Australian dollar to US dollar exchange rate for a portion of the Australian dollar denominated capital expenditure expected to be incurred for the Scarborough development.

•

In 2022, the Group voluntarily placed $506 million (excluding interest) as collateral against the oil hedge positions to reduce counterparty credit risk exposure. The Group has subsequently received $332 million (excluding interest) of the collateral in 2023. The collateral will continue to mature in line with cargoes delivering up to August 2023.

The following table presents the Group’s derivative financial instruments designated as hedges, measured and recognised at fair value:

	30 June 2023 US$m	31 December 2022 US$m
Oil swaps (cash flow hedges)	20	(114)
HH Corpus Christi commodity swaps (cash flow hedges)	(27)	26
TTF Corpus Christi commodity swaps (cash flow hedges)	48	(469)
Interest rate swaps (cash flow hedges)	59	55
Cross-currency interest rate swaps (cash flow and fair value hedges)	14	5
FX forwards (cash flow hedges)	(22)	(17)

Total derivative financial instruments asset/(liability) designated as hedges	92	(514)

Woodside Energy Group Ltd | Half-Year Report 2023	38

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

for the half-year ended 30 June 2023

D.3 Other financial assets and liabilities (continued)

Embedded commodity derivative

In 2023, the Group entered into a revised long-term gas sale and purchase contract (GSPA) with Perdaman with conditions precedent being satisfied during the half-year, where a component of the selling price is linked to the price of Urea. The contract has been assessed to contain an embedded commodity derivative that is required to be separated and recognised at fair value through profit and loss. The carrying value of the embedded derivative at 30 June 2023 amounted to a liability of $52 million (31 December 2022: nil). The derivative is remeasured to fair value at each reporting date in accordance with the Urea price at that date. As at 30 June 2023, the unrealised loss of $52 million has been recognised through profit and loss.

Interest rate benchmark reform

A fundamental reform of major interest rate benchmarks is being undertaken globally, including the replacement of some interbank offered rates (IBORs) with alternative nearly risk-free rates (referred to as ‘IBOR reform’). The Group has exposures to IBORs on its financial instruments that will be impacted as part of these market-wide initiatives. The Group’s main IBOR exposure at the reporting date is USD LIBOR. In 2020, the Federal Reserve announced that the three-month and six-month USD LIBOR will be phased out and eventually replaced by June 2023.

During the period, the Group has transitioned the majority of its financial liabilities from USD LIBOR to Secured Overnight Financing Rate (SOFR). The Group still has some financial derivatives which are exposed to interest rate benchmarks impacted by IBOR reform:

-

$400 million of interest rate swaps associated with the $600 million syndicated facility have transitioned to SOFR. A remaining $200 million of interest rate swaps will transition post 30 June 2023 on the swap reset date.

-

A cross-currency interest rate swap relating to the fixed-rate 175 million Swiss Franc (CHF) denominated medium term note is due to expire in December 2023. The final interest rate reset in September 2023 will be based on SOFR.

The transition of the current benchmark rates to alternative benchmark rates did not result in a significant impact to the Group’s financial assets and liabilities.

Fair value

Except for the other financial assets and other financial liabilities set out in this note, there are no other material financial assets or financial liabilities carried at fair value. Other financial assets and other financial liabilities set out in this note are classified as Level 2 on the fair value hierarchy with market observable inputs, with the exception of the embedded commodity derivative which has been classified as Level 3 on the fair value hierarchy with no market observable inputs. Refer to key estimates and judgements for further details. During the period, there were no reclassifications between the fair value hierarchy levels.

With the exception of the embedded commodity derivative, there were no changes to the Group’s valuation processes, valuation techniques and types of inputs used in the fair value measurements during the period.

Financial risk factors

The Group’s activities expose its financial instruments to a variety of market risks, including foreign exchange, commodity price and interest rate risk. The half-year financial report does not include all financial risk management information and disclosures required in the annual report and, as such, should be read in conjunction with the Group’s 2022 Financial Statements. There have been no significant changes in risk management policies since 31 December 2022. Refer to the embedded commodity derivative key estimates and judgements section for the sensitivity assessment on discount rates and pricing.

Woodside Energy Group Ltd | Half-Year Report 2023	39

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

for the half-year ended 30 June 2023

D.3 Other financial assets and liabilities (continued)

Key estimates and judgements

Embedded commodity derivative

The fair value of the Perdaman embedded derivative has been estimated using a Monte Carlo simulation model. The assessment requires management to make certain assumptions about the model inputs, including forecast cash flows, discount rate, credit risk and volatility. These assumptions require significant management judgement and are subject to risk and uncertainty, and hence changes in economic conditions can affect the assumptions. The present value of the embedded derivative was estimated using the assumptions set out below.

-	Contract term – 20 years; the provision is released as contract deliveries are made up to 2047.

-	Contracted gas volumes – 130 terajoules per day of gas.

-	Inflation rate – an inflation rate of 2.5% has been applied.

-	Discount rate – a pre-tax interest rate curve (range: 6.38% to 8.23%) comprising the SOFR risk-free rate, adjusted for credit risk.

-

Domestic gas pricing – forecast sales are subject to urea pricing. Price assumptions are based on the best market information available at measurement date and derived from short- and long-term views of global supply and demand, building upon past experience of the industry and consistent with external sources. The long-term urea price is determined with reference to the prevailing gas hub (Title Transfer Facility (TTF)) prices available in the market at reporting date.

The embedded derivative is most sensitive to changes in discount rates and pricing, which may result in unrealised gains or losses recognised in other income/expenses. The nominal impact of the effects of changes to discount rate and long-term price assumptions are estimated as follows:

Change in assumption[1]	US$m
Urea sales price: increase of 10%	193
Urea sales price: decrease of 10%	(189)
Discount rate: increase of 1.5%[2]	(211)
Discount rate: decrease of 1.5%[2]	264

1.	Amounts shown represent the change of the present value of the contract keeping all other variables constant.
2.	A change of 1.5% represents 150 basis points.

Woodside Energy Group Ltd | Half-Year Report 2023	40

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

for the half-year ended 30 June 2023

E. Other items

E.1 Contingent liabilities and assets

	30 June 2023 US$m	31 December 2022 US$m
Contingent liabilities at reporting date
Not otherwise provided for in the financial statements:
Contingent liabilities	70	161
Guarantees	2	2

	72	163

Contingent liabilities relate predominantly to possible obligations whose existence will only be confirmed by the occurrence or non-occurrence of uncertain future events, and therefore the Group has not provided for such amounts in these condensed half-year financial statements. Additionally, there are a number of other claims and possible claims that have arisen in the course of business against entities in the Group, the outcome of which cannot be estimated at present and for which no amounts have been included in the table above.

The Group has contingent assets of $33 million as at 30 June 2023 (31 December 2022: $199 million).

E.2 Changes to the composition of the Group

There have been no changes to the composition of the Group since the last annual report.

E.3 New standards and interpretations

New and amended accounting standards adopted

A number of amended standards became applicable for the current reporting period. The Group did not make any significant changes to its accounting policies and did not make retrospective adjustments as a result of adopting these amended standards. These amendments did not materially impact the accounting policies or amounts disclosed in the half-year financial statements of the Group.

New standards and interpretations not yet adopted

Certain new accounting standards, amendments to accounting standards and interpretations have been published that are not mandatory for the 30 June 2023 reporting period and have not been early adopted by the Group. These standards, amendments or interpretations are not expected to have a material impact to the Group in the current or future reporting periods and on foreseeable future transactions with the exception of the amendments to AASB 112/ IAS 12 Income Taxes where the impact is under assessment.

Pillar Two reforms

In December 2021, the Organisation for Economic Co-operation and Development (OECD) published its Pillar Two model rules. The Pillar Two model rules:

-	Aim to ensure that large multinational groups pay a minimum amount of tax on income arising in each jurisdiction in which they operate; and

-	Would achieve a minimum effective tax rate in each jurisdiction of 15% from the reporting period commencing 1 January 2024.

The impact of the Pillar Two reforms is under assessment.

E.4 Events after the end of the reporting period

On 8 August 2023, the Group and LJ Scarborough Pty Ltd (LNG Japan) entered into a Sale and Purchase Agreement for LNG Japan to acquire a 10% non-operating participating interest in the Scarborough Joint Venture (the transaction). The purchase price is $500 million, subject to adjustments. LNG Japan will reimburse the Group for its share of expenditure for the Scarborough project from the effective date of 1 January 2022. On completion of the transaction, expected in the first quarter of 2024, the estimated total consideration comprising the purchase price, reimbursed expenditure and escalation is approximately $880 million. The financial effects of this transaction have not been recognised as at 30 June 2023.

Woodside Energy Group Ltd | Half-Year Report 2023	41

DIRECTORS’ DECLARATION

For the half-year ended 30 June 2023

In accordance with a resolution of directors of Woodside Energy Group Ltd, we state that:

In the opinion of the directors:

a)	the financial statements and notes of the Group are in accordance with the Australian Corporations Act 2001, including:

i.	giving a true and fair view of the Group’s financial position as at 30 June 2023 and of its performance for the half-year ended on that date; and

ii.	complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001;

b)	there are reasonable grounds to believe that Woodside Energy Group Ltd will be able to pay its debts as and when they become due and payable.

For the purposes of the UK Disclosure Guidance and Transparency Rules, the directors confirm that to the best of their knowledge:

a)

the financial statements, prepared in accordance with applicable set of accounting standards, give a true and fair view of the assets, liabilities, financial position and profit or loss of Woodside Energy Group Ltd and the undertakings included in the consolidation taken as a whole; and

b)	the half-year report includes a fair review of the:

i.	important events that have occurred during the first six months of the financial year and their impact on the half-year financial statements;

ii.	principal risks and uncertainties for the remaining six months of the financial year; and

iii.

related party transactions that have taken place in the first six months of the financial year and that have materially affected financial position or performance during that period and any changes in the related party transactions described in the last annual report that could have a material effect on financial position or performance in the first six months of the financial year.

On behalf of the Board

R J Goyder, AO Chair Perth, Western Australia 22 August 2023	M E O’Neill Chief Executive Officer and Managing Director Sydney, New South Wales 22 August 2023

Woodside Energy Group Ltd | Half-Year Report 2023	42

INDEPENDENT REVIEW REPORT

Independent auditor’s review report to the members of Woodside Energy Group Ltd

Report on the half-year financial report

Conclusion

We have reviewed the half-year financial report of Woodside Energy Group Ltd (the Company) and the entities it controlled during the half-year (together the Group), which comprises the condensed consolidated statement of financial position as at 30 June 2023, the condensed consolidated income statement, the condensed consolidated statement of comprehensive income, the condensed consolidated statement of cash flows and the condensed consolidated statement of changes in equity for the half-year ended on that date, material accounting policy information and explanatory notes and the directors’ declaration.

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the accompanying half-year financial report of Woodside Energy Group Ltd does not comply with the Corporations Act 2001 including:

1.	giving a true and fair view of the Group’s financial position as at 30 June 2023 and of its performance for the half-year ended on that date

2.	complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001.

Basis for conclusion

We conducted our review in accordance with ASRE 2410 Review of a Financial Report Performed by the Independent Auditor of the Entity (ASRE 2410). Our responsibilities are further described in the Auditor’s responsibilities for the review of the half-year financial report section of our report.

We are independent of the Group in accordance with the auditor independence requirements of the Corporations Act 2001 and the ethical requirements of the Accounting Professional & Ethical Standards Board’s APES 110 Code of Ethics for Professional Accountants (including Independence Standards) (the Code) that are relevant to the audit of the annual financial report in Australia. We have also fulfilled our other ethical responsibilities in accordance with the Code.

Responsibilities of the directors for the half-year financial report

The directors of the Company are responsible for the preparation of the half-year financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and for such internal control as the directors determine is necessary to enable the preparation of the half-year financial report that gives a true and fair view and is free from material misstatement whether due to fraud or error.

PricewaterhouseCoopers, ABN 52 780 433 757

Brookfield Place, 125 St Georges Terrace, PERTH WA 6000, GPO Box D198, PERTH WA 6840

T: +61 8 9238 3000, F: +61 8 9238 3999, www.pwc.com.au

Liability limited by a scheme approved under Professional Standards Legislation.

Woodside Energy Group Ltd | Half-Year Report 2023	43

Auditor’s responsibilities for the review of the half-year financial report

Our responsibility is to express a conclusion on the half-year financial report based on our review. ASRE 2410 requires us to conclude whether we have become aware of any matter that makes us believe that the half-year financial report is not in accordance with the Corporations Act 2001 including giving a true and fair view of the Group’s financial position as at 30 June 2023 and of its performance for the half-year ended on that date, and complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

PricewaterhouseCoopers

N M Henry	A G B Hodge
Partner Perth, Western Australia 22 August 2023	Partner Perth, Western Australia 22 August 2023

Woodside Energy Group Ltd | Half-Year Report 2023	44

Appendix 4D

Dividends

Ex-dividend date	31 August 2023
Record date for the interim dividend	1 September 2023
Date the dividend is payable	28 September 2023
		Current period	Previous corresponding period[1]
Interim dividend – fully franked	US cents per share	80	109

None of these dividends are foreign sourced.

Woodside dividends are determined and declared in US dollars. However, shareholders will receive their dividend in Australian dollars unless their registered address is in the United Kingdom (in which case they will receive their dividend in British pounds), in the United States of America (in which case they will receive their dividend in US dollars) or in New Zealand (in which case they will receive their dividend in NZ dollars).

Shareholders who reside outside of the United States can elect to receive their dividend electronically in US dollars, payable into a US financial institution account. Shareholders who reside outside of the United States, the United Kingdom, New Zealand and Australia may elect to receive their dividend electronically in their local currency using Global Wire Payment Service from the Company’s share registry, Computershare Investor Services Pty Ltd.

Shareholders should contact the Company’s share registry if they wish to alter their dividend currency for future dividend payments. Contact details are available on Woodside’s website on the Shareholder Information section of the Investors page. Shareholders must make an election to alter their dividend currency on or before 5.00pm AWST on 5 September 2023.

Currency conversion will be based on the foreign currency exchange rates prevailing on or around the dividend record date of 1 September 2023.

Net Tangible Assets (NTA) per ordinary security

	Current period US$	Previous corresponding period[1] US$
Net Tangible Assets (US$ per ordinary security)[2]	16.40	15.06

Details of Associates and Joint Venture Entities

	Percentage of ownership interest held at end of period or date of disposal
Name of entity	Current period	Previous corresponding period[1]
North West Shelf Gas Pty Ltd	33.33%	33.33%
North West Shelf Liaison Company Pty Ltd	33.33%	33.33%
China Administration Company Pty Ltd	33.33%	33.33%
International Gas Transportation Company Limited	33.33%	33.33%
North West Shelf Shipping Service Company Pty Ltd	33.33%	33.33%
North West Shelf Lifting Coordinator Pty Ltd	33.33%	33.33%
Blue Ocean Seismic Services Limited	28.50%	28.50%
Iwilei District Participating Parties, LLC	14.96%	14.96%
Caesar Oil Pipeline Company, LLC	25.00%	25.00%
Cleopatra Gas Gathering Company LLC	22.00%	22.00%
Marine Well Containment Company LLC	10.00%	10.00%

[1]	Comparisons are to half-year ended 30 June 2022.
[2]

Includes lease assets and liabilities as a result of AASB 16 Leases. Net Tangible Assets is a non-IFRS measure. Refer to Alternative Performance Measures for a reconciliation for these measures to Woodside’s financial statements on pages 51-52.

Woodside Energy Group Ltd | Half-Year Report 2023	45

Shareholder information

Key announcements 2023

January	Fourth quarter 2022 report
February	Line-item guidance and other items
Full-year 2022 results and briefing
Annual Report 2022
Sustainable Development Report 2022
Climate Report 2022
March	Changes to Woodside Board
April	First quarter 2023 report
Appointment of Executive Vice President Australian Operations
June	Fatality at North Rankin Complex
Woodside approves investment in Trion development
Report on payments to governments 2022
July	Sangomar project update
Second quarter 2023 report
August	Woodside to sell 10% Scarborough interest to LNG Japan

Events calendar 2023-2024

Key calendar dates for Woodside shareholders in 2023-24. Please note dates are subject to review.

August	22	Half-year 2023 results
	31	Ex-dividend date for interim dividend
September	1	Record date for interim dividend
	28	Payment date for interim dividend
October	18	Third quarter 2023 report
November	8	Investor Briefing Day 2023
December	31	Year-end 2023
January		Fourth quarter 2023 report

Business directory

Registered office:	Postal address:
Woodside Energy Group Ltd Mia Yellagonga 11 Mount Street Perth WA 6000 Australia	GPO Box D188 Perth WA 6840 Australia T: +61 8 9348 4000

Investor enquiries

Investors seeking information on the company should contact Investor Relations at:

Postal address:
Investor Relations GPO Box D188 Perth WA 6840 Australia	T: +61 8 9348 4000 E: investor@woodside.com W: woodside.com

Share registry enquiries

Investors seeking information about their shareholdings should contact the company’s share registry:

Registered office:	Postal address:
Computershare Investor Services Pty Limited Level 11 172 St Georges Terrace Perth WA 6000	GPO Box D182 Perth WA 6840 T: 1300 558 507 (within Australia) +61 3 9415 4632 (outside Australia) E: web.queries@computershare.com.au W: investorcentre.com/wds

Woodside Energy Group Ltd | Half-Year Report 2023	46

The share registry can assist with queries on share transfers, dividend payments, the dividend reinvestment plan, notification of tax file numbers and changes of name, address or bank account details.

Details of shareholdings can be checked by visiting the share registry website at www.investorcentre.com/wds.

Details of our registrar in the United Kingdom and our authorised depositary bank for Woodside’s American Depositary Receipt programme can be found on our website.

Assets

Producing facilities

Australia

Asset	Role	Equity	Product
Pluto LNG	Operator	90%	LNG, pipeline gas and condensate
North West Shelf[1]	Operator	33.33%	LNG, pipeline gas, condensate and NGLs
Wheatstone	Non-operator	13%	LNG, pipeline gas and condensate
Julimar-Brunello	Operator	65%
Okha FPSO	Operator	50%	Crude oil
Ngujima-Yin FPSO	Operator	60%	Crude oil
Bass Strait	Non-operator	32.5-50%	Crude oil, pipeline gas, condensate and NGLs
Pyrenees FPSO	Operator	40-71.4%	Crude oil
Macedon	Operator	71.4%	Pipeline gas

1.

The North West Shelf consists of a number of active joint ventures. Woodside’s participating interest is 33.33% in all of these apart from the NWS joint ventures with CNOOC. Woodside’s participating interest in the CLNG JV is 25% and in the Extended Interest JVs is 31.567%.

International

Asset	Role	Equity	Product
Greater Angostura	Operator	45-68.46%	Crude oil and pipeline gas
Greater Shenzi	Operator	72%	Crude oil, pipeline gas, condensate and NGLs
Atlantis	Non-operator	44%	Crude oil, pipeline gas, condensate and NGLs
Mad Dog	Non-operator	23.9%	Crude oil, pipeline gas, condensate and NGLs

Projects

Post FID

Asset	Role	Equity	Product
Scarborough[1]	Operator	100%[2]	LNG, pipeline gas and condensate
Sangomar	Operator	82%	Crude oil
Trion	Operator	60%	Crude oil

1.	“Scarborough” includes the Scarborough field. Woodside is also operator of Pluto Train 2, which achieved FID in 2021, and holds a 51% participating interest.

2.	On completion of the Transaction to sell a 10% interest in the Scarborough Joint Venture to LNG Japan, Woodside will hold a 90% interest and remain as operator. Completion is expected in Q1 2024.

Woodside Energy Group Ltd | Half-Year Report 2023	47

Developments

Asset	Role	Equity	Product
Calypso	Operator	70%	Gas
Browse	Operator	30.6%	LNG, pipeline gas and condensate
Greater Scarborough[1]	Operator	100%	Gas
Liard	Operator	100%	Gas
	Non-operator	50%	Gas
Sunrise	Operator	33.44%	LNG, pipeline gas and condensate

1.	“Greater Scarborough” includes the Jupiter and Thebe fields.

New energy opportunities

Asset	Role	Equity	Product
H2OK	Operator	100%	Hydrogen
H2Perth	Operator	100%	Hydrogen and ammonia
Hydrogen Refueller@H2Perth	Operator	100%	Hydrogen
H2TAS	Operator	100%	Hydrogen and ammonia
Woodside Solar	Operator	100%	Solar energy
Southern Green Hydrogen[1]	Preferred partner	—	Hydrogen and ammonia
Heliogen[2]	Non-operating partner	N/A	Solar energy
Carbon to Ethanol Pilot Plant[3]	Operator	100%	Carbon capture and utilisation

1.	Woodside’s equity in Southern Green Hydrogen is subject to finalising commercial agreements.

2.

Pilot or demonstration scale facility. Woodside is investing in pilot projects and demonstration scale facilities to assess new energy technologies and build demand for new energy products ahead of their potential deployment on a larger scale.

Greenhouse gas assessment permits

Country	Permit	Role	Joint venture	Comment
Australia	G-7-AP	Non-operator	Bonaparte CCS Assessment Joint Venture	Located in the Bonaparte Basin off the north-western coast of the Northern Territory
	G-8-AP	Operator	Browse Joint Venture	For carbon capture and storage evaluation for Browse
	G-10-AP	Operator	Northern Carnarvon Basin CCS Joint Venture	Located in the Northern Carnarvon Basin off the north west coast of Western Australia

Woodside Energy Group Ltd | Half-Year Report 2023	48

Exploration

Country	Permit	Role	Equity	Product
Asia – Pacific
Australia	WA-356-P	Operator	65%	Gas prone basin
	WA-404-P	Operator	100%	Gas prone basin
	WA-536-P	Operator	65%	Gas prone basin
	WA-550-P	Operator	100%	Gas prone basin
	NT/P86	Operator	100%	Gas prone basin
Europe
Ireland	FEL 5/13	Operator	Exit initiated	Oil or gas prone basin
Africa
Senegal	Rufisque, Sangomar and Sangomar Deep	Operator	90%	Oil prone basin
Congo	Marine XX	Non-operator	22.5%	Oil or gas prone basin
Egypt	Red Sea Block 1	Non-operator	45%	Oil or gas prone basin
	Red Sea Block 3	Non-operator	30%	Oil and gas prone basin
	Red Sea Block 4	Non-operator	25%	Oil and gas prone basin
	North Sidi Barrani Offshore (Block 2)	Non-operator	27%	Oil and gas prone basin
	North El Dabaa Offshore (Block 4)	Non-operator	27%	Oil and gas prone basin
Caribbean
Barbados	Carlisle Bay, Bimshire Bay	Operator	60%	Oil or gas prone basin
Latin America
Peru	108	Non-operator	Exit initiated	Oil or gas prone basin
North America
US Gulf of Mexico	GB 640, GB 641, GB 685, GB 555, GB 726, GB 770, GB 771, GB 604, GB 605, GB 647, GB 648, GB 772, GB 728, GB 729, GB 773, GB 774, GB 421, GB 464, GB 465, GB 508, GB 509, GC 598	Non-operator	40%	Oil prone basin
	GB 574, GB 575, GB 619, GB 529, GB 530, GB 531	Operator	40%	Oil prone basin
	GC 436, GC 480	Non-operator	44%	Oil prone basin
	GB 501, GB 502, GB 545, GB 630, GB 672, GB 676, GB 677, GB 716, GB 719, GB 720, GB 721, GB 760, GB 762, GB 763, GB 805, GB 806, GB 807, GB 851, GB 852, GB 895	Operator	60%	Oil prone basin
	GC 282, GC 237	Non-operator	50%	Oil prone basin
	GB 663, GB 664, GB 678, GC 564, GC 210, GC 211, AC 125, AC 126	Operator	100%	Oil prone basin
	EB 655, EB 656, EB 699, EB 700, EB 701, EB 566, EB 567, EB 610, EB 611, AC 34, AC 36,	Operator	70%	Oil prone basin

Woodside Energy Group Ltd | Half-Year Report 2023	49

Country	Permit	Role	Equity	Product
	AC 78, AC 80, EB 870, EB 871, EB 872, EB 914, EB 915, EB 742, EB 785, EB 786, EB 830, AC 127, AC 170, AC 39, AC 81, AC 82
	MC 798, MC 842	Non-operator	45%	Oil prone basin
	GC 679, GC 768	Non-operator	31.9%	Oil prone basin
	GC 238	Non-operator	60%	Oil prone basin
	MC 368, MC 369, MC 411, MC 412, MC 455, MC 456	Non-operator	25%	Oil prone basin
	GC 80, GC 123, GC 124, GC 168	Operator	75%	Oil prone basin
	GC 738, GC 870	Non-operator	23.9%	Oil prone basin

Woodside Energy Group Ltd | Half-Year Report 2023	50

Alternative Performance Measures

Woodside uses various alternative performance measures (APM) which are non-IFRS measures that are unaudited but derived from our Half-Year Financial Statements. These measures are presented to provide further insight into Woodside’s performance. See Non-IFRS Measures on page 56 for more information.

APMs and their nearest respective IFRS measure.

APMs derived from the condensed consolidated half-year financial statements and its accompanying notes	30 June 2023 US$m	30 June 2022 US$m
EBIT/EBITDA excluding impairment
Net profit after tax	1,766	1,679
Adjusted for:
Finance income	(174)	(31)
Finance costs	137	86
PRRT expense	778	424
Income tax expense	284	824

EBIT	2,791	2,982

Adjusted for:
Oil and gas properties depreciation and amortisation	1,944	924
Amortisation of licence acquisition costs	4	3
Depreciation of lease assets	81	62
Impairment losses	68	—

EBITDA excluding impairment	4,888	3,971

Underlying NPAT
Net profit after tax attributable to equity holders of the parent	1,740	1,640
Adjusted for the following exceptional items:
Add: Derecognition of Pluto PRRT (post-tax)	446	—
Add: Impairment losses (post-tax)	29	—
Add: Merger transaction costs	—	424
Less: Trion DTA recognition	(319)	—
Less: Derecognition of the Corpus Christi onerous contract provision	—	(245)

Underlying NPAT	1,896	1,819

Capital expenditure
Capital additions on evaluation	76	—
Capital additions on oil and gas properties	2,555	1,509

Capital expenditure	2,631	1,509

Exploration expenditure
Exploration and evaluation expenditure	138	44
Adjusted for:
Amortisation expense	(4)	(3)
Prior year expense written off	(1)	—
Exploration capitalised	54	—

Exploration expenditure	187	41

Investment expenditure	2,818	1,550

Free cash flow
Cash flow from operating activities[1]	2,931	2,506
Cash flow (used in)/from investing activities	(2,637)	45

Free cash flow	294	2,551

1.

H1 2022 comparative has been restated due to the reclassification of purchases of shares and payments relating to employee share plans from cash flows from financing activities to cash flows from operating activities.

Woodside Energy Group Ltd | Half-Year Report 2023	51

APMs derived from the condensed consolidated half-year financial statements and its accompanying notes	30 June 2023 US$m	30 June 2022 US$m
Net tangible assets per ordinary security
Net assets	36,684	33,424
Adjusted for:
Goodwill	(4,669)	(3,975)
Non-controlling interest	(775)	(790)
Intangible assets	(103)	(64)

Net tangible assets	31,137	28,595

Number of issued and fully paid shares	1,898,749,771	1,898,749,771

Net tangible assets per ordinary security	16.40	15.06

Gearing
Interest-bearing liabilities (Current and non-current)	5,109	5,380
Lease liabilities (Current and non-current)	1,570	1,618
Adjusted for:
Cash and cash equivalents	(3,469)	(4,615)
Add: Restricted cash	10	—

Net debt	3,220	2,383

Equity attributable to equity holders of the parent	35,909	32,634

Total net debt and equity attributable to equity holders of the parent	39,129	35,017

Gearing (%)	8.2	6.8

Woodside Energy Group Ltd | Half-Year Report 2023	52

Notes

Glossary

Term	Definition
$, $m	US dollars unless otherwise stated, millions of dollars
1P	Proved reserves
2C	Best Estimate of Contingent resources
2P	Proved plus Probable reserves
ASX	Australian Securities Exchange
A$, AUD	Australian dollars
BHP Petroleum or BHPP	Woodside Energy Global Holdings Pty Ltd ACN 006 923 897 (formerly known as BHP Petroleum International Pty Ltd) and, unless context otherwise requires, its subsidiaries. References to “Woodside Energy Global Holdings Pty Ltd” or “BHP Petroleum International Pty Ltd” are references to Woodside Energy Global Holdings Pty Ltd ACN 006 923 897 (formerly known as BHP Petroleum International Pty Ltd) excluding its subsidiaries.
Brent	Intercontinental Exchange (ICE) Brent Crude deliverable futures contract (oil price)
Capital expenditure	Includes capital additions on oil and gas properties and evaluation capitalised
Carbon credit	A tradeable financial instrument that is issued by a carbon-crediting program. A carbon credit represents a greenhouse gas emission reduction to, or removal from, the atmosphere equivalent to 1 tCO2-e, calculated as the difference in emissions from a baseline scenario to a project scenario. Carbon credits are uniquely serialised, issued, tracked and retired or administratively cancelled by means of an electronic registry operated by an administrative body, such as a carbon-crediting program
Cash margin	Revenue from sale of produced hydrocarbons less production costs, royalties, excise and levies, insurance, inventory movement, shipping and direct sales costs and other hydrocarbon costs; excludes exploration and evaluation, general administrative and other costs, depreciation and amortisation, PRRT and income tax
CCS	Carbon capture and storage
CCUS	Carbon capture utilisation and storage
CHF	Swiss francs
CO2	Carbon dioxide
CO2-e	CO2 equivalent. The universal unit of measurement to indicate the global warming potential of each of the seven greenhouse gases, expressed in terms of the global warming potential of one unit of carbon dioxide. It is used to evaluate releasing (or avoiding releasing) any greenhouse gas against a common basis[1]
Condensate	Hydrocarbons that are gaseous in a reservoir but that condense to form liquids as they rise to the surface
cps	Cents per share
Decarbonisation	Woodside uses this term to describe activities or pathways that have the effect of moving towards a state that is lower carbon, as defined in this glossary
DRP	Dividend reinvestment plan
EBIT	Calculated as profit before income tax, PRRT and net finance costs
EBITDA excluding impairment	Calculated as profit before income tax, PRRT, net finance costs, depreciation and amortisation, impairment losses, impairment reversals
EPS	Earnings per share
Exploration expenditure	Includes exploration and evaluation expenditure less amortisation of licence acquisition costs and prior year exploration expense written off
FEED	Front-end engineering design
FID	Final investment decision
FPSO	Floating production storage and offloading
FPU	Floating production unit
Free cash flow	Cash flow from operating activities and cash flow from investing activities
GAAP	Generally Accepted Accounting Principles
Gearing	Net debt divided by the total of net debt and equity attributable to equity holders of the parent.

Woodside Energy Group Ltd | Half-Year Report 2023	53

GHG or greenhouse gas	The seven greenhouse gases listed in the Kyoto Protocol are: carbon dioxide (CO2); methane (CH4); nitrous oxide (N2O); hydrofluorocarbons (HFCs); nitrogen trifluoride (NF3); perfluorocarbons (PFCs); and sulphur hexafluoride (SF6)[1]
Gross margin	Gross profit divided by operating revenue. Gross profit excludes income tax, PRRT, net finance costs, other income and other expenses
GWF	Greater Western Flank
H1	H1 is 1 January to 30 June
HSE	Health, safety and environment
IFRS	International Financial Reporting Standards
Investment expenditure	Includes capital expenditure and exploration expenditure
JV	Joint venture
KGP	Karratha Gas Plant
Liquidity	Total cash and cash equivalents and available undrawn debt facilities less restricted cash
LNG	Liquified natural gas
Lower carbon	Woodside uses this term to describe the characteristic of having lower levels of associated potential GHG emissions when compared to historical and/or current conventions or analogues, for example relating to an otherwise similar resource, process, production facility, product or service, or activity
Lower carbon services	Woodside uses this term to describe technologies, such as CCUS or offsets that could be used by customers to reduce their net greenhouse gas emissions
LSE	London Stock Exchange
Net debt	Interest-bearing liabilities and lease liabilities less cash and cash equivalents
Net profit attributable to equity holders of the parent	Net profit after tax excluding non-controlling interests from the Group’s operations
Net tangible assets	The Group’s net assets less goodwill, non-controlling interest and intangible assets
Net tangible assets per ordinary security	Net tangible assets divided by the number of issued and fully paid shares
New energy	Woodside uses this term to describe energy technologies, such as hydrogen or ammonia, that are emerging in scale but which are expected to grow during the energy transition due to having lower greenhouse gas emissions at the point of use than conventional fossil fuels
NGLs	Natural gas liquids
NPAT	Net profit after tax attributable to equity holders of the parent
NWS	North West Shelf
NYSE	New York Stock Exchange
Offsets	The compensation for an entity’s greenhouse gas emissions within its scope by achieving an equivalent amount of emission reductions or removals outside the boundary or value chain of that entity
PRRT	Petroleum resources rent tax
PSC	Production sharing contract
Revenue from ordinary activities	Revenue from the sale of hydrocarbons, processing and services revenue and shipping and other revenue.
RFSU	Ready for start-up
Significant environmental event	Unplanned or undesired event resulting in a moderate, medium-term impact on ecosystem, species, habitat or physical or biological attributes.
Target	Woodside uses this term to describe an intention to seek the achievement of an outcome, where Woodside considers that it has developed a suitably defined plan or pathway to achieve that outcome
TCFD	Taskforce on Climate-related Financial Disclosures
TRIR	Total recordable injury rate. The number of recordable injuries (fatalities, lost workday cases, restricted work day cases and medical treatment cases) per million work hours
Underlying NPAT	Net profit after tax from the Group’s operations excluding any exceptional items
Unit production costs	Production costs ($ million) divided by production volume (MMboe)
US, USA	United States of America
USD	US dollars
WA	Western Australia

[1]

See IFRS Foundation 2021: Climate Related Disclosures Prototype. Appendix A. The IFRS published a further consultation document subsequent to the 2021 prototype. As it did not contain an updated definition of Paris-Aligned scenarios Woodside has retained use of the previous edition.

Woodside Energy Group Ltd | Half-Year Report 2023	54

Conversion factors

Product	Unit	Conversion factor

Natural gas	5,700 scf	1 boe

Condensate	1 bbl	1 boe

Oil	1 bbl	1 boe

Natural gas liquids (NGLs)	1 bbl	1 boe

Facility	Unit	LNG conversion factor

Karratha Gas Plant	1 tonne	8.08 boe

Pluto Gas Plant	1 tonne	8.34 boe

Wheatstone	1 tonne	8.27 boe

The LNG conversion factor from tonne to boe is specific to volumes produced at each facility and is based on gas composition which may change over time

Units of measure

Term	Definition

bbl	barrel

Bcf	billion cubic feet of gas

boe	barrel of oil equivalent

CO2-e	carbon dioxide equivalent

ha	hectare

Mbbl	thousand barrels

Mboe	thousand barrels of oil equivalent

MMboe	million barrels of oil equivalent

MMBtu	million British thermal units

MMscf	million standard cubic feet of gas

mtpa	million tonnes per annum

MW	megawatt

Scf	standard cubic feet of gas

tpd	tonnes per day

About this report

This Half-Year Report 2023 is a summary of Woodside’s operations, activities and financial position as at 30 June 2023. Woodside Energy Group Ltd (ABN 55 004 898 962) is the parent company of the Woodside group of companies. In this report, unless otherwise stated, references to ‘Woodside’, ‘the company’, ‘the Group’, ‘we’, ‘us’ and ‘our’ refer to Woodside Energy Group Ltd and its controlled entities as a whole. The text does not distinguish between the activities of the parent company and those of its controlled entities.

References to ‘H1’ refer to the first half of the year, i.e. the period between 1 January 2023 and 30 June 2023. All dollar figures are expressed in US currency unless otherwise stated. Production and sales volumes, reserves and resources are quoted as Woodside share. A glossary of key terms, units of measure and conversion factors is on pages 53-55.

This report should be read in conjunction with the Annual Report 2022, Sustainable Development Report 2022 and the Climate Report 2022, available on Woodside’s website, www.woodside.com.

Forward looking statements

This report contains forward-looking statements with respect to Woodside’s business and operations, market conditions, results of operations and financial condition, including, for example, but not limited to, statements regarding development, completion and execution of Woodside’s projects, expectations regarding future capital expenditures, future results of projects, operating activities, new energy products, expectations and plans for renewables production capacity and investments in, and development of, renewables projects and expectations regarding the achievement of Woodside’s net equity Scope 1 and 2 greenhouse gas emissions targets. All statements, other than statements of historical or present facts, are forward-looking statements and generally may be identified by the use of forward-looking words such as ‘guidance’, ‘foresee’, ‘likely’, ‘potential’, ‘anticipate’, ‘believe’, ‘aim’, ‘estimate’, ‘expect’, ‘intend’, ‘may’, ‘target’, ‘plan’, ‘strategy’, ‘forecast’, ‘outlook’, ‘project’, ‘schedule’, ‘will’, ‘should’, ‘seek’ and other similar words or expressions. Similarly, statements that describe the objectives, plans, goals or expectations of Woodside are forward-looking statements.

Woodside Energy Group Ltd | Half-Year Report 2023	55

Forward-looking statements in this report are not guidance, forecasts, guarantees or predictions of future events or performance, but are in the nature of future expectations that are based on management’s current expectations and assumptions. Those statements and any assumptions on which they are based are subject to change without notice and are subject to inherent known and unknown risks, uncertainties, assumptions and other factors, many of which are beyond the control of Woodside, its related bodies corporate and their respective officers, directors, employees, advisers or representatives. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, fluctuations in commodity prices, actual demand, currency fluctuations, geotechnical factors, drilling and production results, gas commercialisation, development progress, operating results, engineering estimates, reserve and resource estimates, loss of market, industry competition, environmental risks, climate related risks, physical risks, legislative, fiscal and regulatory developments, changes in accounting standards, economic and financial markets conditions in various countries and regions, political risks, project delay or advancement, regulatory approvals, the impact of armed conflict and political instability (such as the ongoing conflict in Ukraine) on economic activity and oil and gas supply and demand, cost estimates, the effect of future regulatory or legislative actions on Woodside or the industries in which it operates, including potential changes to tax laws, and the impact of general economic conditions, inflationary conditions, prevailing exchange rates and interest rates and conditions in financial markets.

In addition to the summary of ‘Principal risks and uncertainties’ on page 16 of this report, a more detailed summary of the key risks relating to Woodside and its business can be found in the “Risk” section of Woodside’s most recent Annual Report released to the Australian Securities Exchange and the London Stock Exchange and in Woodside’s most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission and available on the Woodside website at https://www.woodside.com/investors/reports-investor-briefings. You should review and have regard to these risks when considering the information contained in this report.

If any of the assumptions on which a forward-looking statement is based were to change or be found to be incorrect, this would likely cause outcomes to differ from the statements made in this report.

All forward-looking statements contained in this report reflect Woodside’s views held as at the date of this report and, except as required by applicable law, Woodside does not intend to, undertake to, or assume any obligation to, provide any additional information or update or revise any of these statements after the date of this report, either to make them conform to actual results or as a result of new information, future events, changes in Woodside’s expectations or otherwise.

Investors are strongly cautioned not to place undue reliance on any forward-looking statements. Actual results or performance may vary materially from those expressed in, or implied by, any forward-looking statements. None of Woodside nor any of its related bodies corporate, nor any of their respective officers, directors, employees, advisers or representatives, nor any person named in this report or involved in the preparation of the information in this report, makes any representation, assurance, guarantee or warranty (either express or implied) as to the accuracy or likelihood of fulfilment of any forward-looking statement, or any outcomes, events or results expressed or implied in any forward-looking statement in this report.

Past performance (including historical financial and operational information) is given for illustrative purposes only. It should not be relied on as, and is not necessarily, a reliable indicator of future performance, including future security prices.

Non-IFRS Measures

Throughout this report, a range of financial and non-financial measures are used to assess Woodside’s performance, including a number of financial measures that are not defined in, and have not been prepared in accordance with, International Financial Reporting Standards (IFRS) and are not recognised measures of financial performance or liquidity under IFRS (Non-IFRS Financial Measures). These measures include EBIT, EBITDA excluding impairment, Gearing, Underlying NPAT, Net debt, Free cash flow, Capital expenditure, Exploration expenditure, Investment expenditure, Net tangible assets, and Net tangible asset per ordinary security. These Non-IFRS Financial Measures are defined in the glossary on pages 53-55 of this report. A quantitative reconciliation of these measures to the most directly comparable financial measure calculated and presented in accordance with IFRS can be found in the Alternative Performance Measures section of this report on pages 51-52.

Woodside’s management uses these measures to monitor Woodside’s financial performance alongside IFRS measures to improve the comparability of information between reporting periods and business units and Woodside believes that the Non-IFRS Financial Measures it presents provide a useful means through which to examine the underlying performance of its business.

Undue reliance should not be placed on the Non-IFRS Financial Measures contained in this report and these Non-IFRS Financial Measures should be considered in addition to, and not as a substitute for, or as superior to, measures of financial performance, financial position or cash flows reported in accordance with IFRS. Non-IFRS Financial Measures are not uniformly defined by all companies, including those in Woodside’s industry. Accordingly, they may not be comparable with similarly titled measures and disclosures by other companies.

Woodside Energy Group Ltd | Half-Year Report 2023	56

Climate strategy and emissions data

All greenhouse gas emissions data in this report are estimates, due to the inherent uncertainty and limitations in measuring or quantifying greenhouse gas emissions, and our methodologies for measuring or quantifying greenhouse gas emissions may evolve as best practices continue to develop and data quality and quantity continue to improve.

Woodside “greenhouse gas” or “emissions” information reported are net equity Scope 1 greenhouse emissions, Scope 2 greenhouse emissions, and/or Scope 3 greenhouse emissions, unless otherwise stated.

For more information on Woodside’s climate strategy and emissions data refer to Woodside’s Climate Report 2022 available on the Woodside website at https://www.woodside.com/sustainability/climate-change.

No express or implied prices

This report does not include any express or implied prices at which Woodside will buy or sell financial products.

Contacts:

INVESTORS Matthew Turnbull (Group) M: +61 410 471 079 Sarah Peyman (Australia) M: +61 457 513 249 Rohan Goudge (US) M: +1 (713) 679-1550 E: investor@woodside.com	MEDIA Christine Forster M: +61 484 112 469 E: christine.forster@woodside.com

This announcement was approved and authorised for release by Woodside’s Disclosure Committee.

Woodside Energy Group Ltd | Half-Year Report 2023	57